SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2020

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2020, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on page 2 hereof to the “Recent Developments—KfW” section;

-

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 3 to 6 hereof;

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany— Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 6 hereof to the “Recent Developments—The Federal Republic of Germany” section;

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany— Public Finance” on pages 6 and 7 hereof to the “Recent Developments—The Federal Republic of Germany” section;

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 7 to 9 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section;

-	Exhibit (e) is hereby replaced by Exhibit (e) attached hereto; and

-	Exhibit (f) is hereby replaced by Exhibit (f) attached hereto.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 19, 2021 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On April 7, 2022, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0916 (EUR 0.9161 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

Other Recent Developments

Promotion of Developing Countries and Emerging Economies

KfW has decided to split its former business sector Promotion of developing countries and emerging economies with its two business areas KfW Development Bank and Deutsche Investitions- und Entwicklungsgesellschaft mbH (“DEG”) into two separate business sectors from 2022 onwards.

Impact of Russia’s Invasion of Ukraine on KfW

Expected impact of Russia’s invasion of Ukraine on KfW’s results. KfW anticipates that the current developments related to Russia’s invasion of Ukraine will affect KfW’s business and earnings position. While KfW’s direct exposures in Ukraine and Russia are limited and tightly managed, for the three months ended March 31, 2022, KfW nevertheless expects negative effects on the group’s earnings position. These direct and indirect effects primarily relate to risk provisioning expenses for financings in Ukraine and Russia and to expenses from the valuation of the investment portfolio related to these countries, especially in the business sectors KfW Development Bank and DEG. Therefore KfW currently expects a consolidated result slightly below zero for the three months ended March 31, 2022, despite an expected operating result before valuation above plan. Depending on further developments during the period until the interim financial information for the three months ended March 31, 2022 is issued, the consolidated result actually recorded may either exceed or fall below the currently expected result.

For additional information on KfW’s expectations regarding the impact of Russia’s invasion of Ukraine on KfW’s net assets, financial and earnings position, see note 73 to the financial statements included in Exhibit (e) to this annual report.

Special mandates of the Federal Government. Against the background of rising energy prices and Germany’s current dependency on imports of energy from Russia, see also “Federal Republic of Germany — Other Recent Developments — Germany’s Response to Russia’s Invasion of Ukraine”, the Federal Government has recently requested that KfW shall engage in a number of activities under special mandates in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäfte) with full protection of KfW. These activities are being, or will be, carried out at the Federal Republic’s economic risk and to date include the following:

•	At the beginning of March 2022, KfW entered into a credit facility agreement of up to EUR 5.5 billion available until December 31, 2022 with the energy company Lausitz Energie Kraftwerke AG.

•

On January 4, 2022, KfW entered into a credit facility of up to EUR 2.0 billion with the international energy company Uniper SE, which would have expired on April 30, 2022. At the end of March 2022, in view of the ongoing Russian invasion of Ukraine and the associated volatility on the commodity markets, KfW and Uniper agreed as a precautionary measure to extend the facility until April 30, 2023.

•	On April 5, 2022, KfW entered into a credit facility agreement of up to EUR 660 million available until April 30, 2023 with the gas and infrastructure company VNG AG.

•	On April 8, 2022, KfW entered into a credit facility agreement of up to EUR 400 million available until October 31, 2022 with the energy company STEAG GmbH.

•

In March 2022, KfW signed a memorandum of understanding with Gasunie LNG Holding B.V. and RWE Supply & Trading GmbH regarding a potential 50% equity participation of KfW in German LNG Terminal GmbH and subsequent financings. German LNG Terminal GmbH is a project company that is developing an LNG import facility in Brunsbüttel, Germany. KfW’s potential equity participation and subsequent financings are subject to, inter alia, required approvals and authorizations and the issuance of a special mandate by the Federal Government.

Depending on further developments with respect to Russia’s invasion of the Ukraine, the Federal Government may in principle request KfW to engage in further activities under special mandates at any time.

For information on KfW’s planned involvement in a protective shield for companies affected by Russia’s invasion of Ukraine and related sanctions, see “Federal Republic of Germany — Other Recent Developments — Germany’s Response to Russia’s Invasion of Ukraine — Protective shield for companies affected by Russia’s invasion of Ukraine and related sanctions.”

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
4th quarter 2020	0.7	-2.9
1st quarter 2021	-1.7	-2.7
2nd quarter 2021	2.2	10.4
3rd quarter 2021	1.7	2.9
4th quarter 2021	-0.3	1.8

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) fell by 0.3% in the fourth quarter of 2021 compared to the third quarter of 2021 after adjustment for price, seasonal and calendar effects. Following the renewed improvement in economic performance in the summer of 2021 despite increased supply chain bottlenecks and shortages of raw materials, the recovery of the German economy came to a halt at the end of 2021 due to a new wave of COVID-19 infections and the related reinstatement of COVID-19 containment measures. In the fourth quarter of 2021, particularly household final consumption expenditure declined by 1.8% compared to the third quarter of 2021, while government final consumption expenditure recorded an increase by 1.0% and had a stabilizing effect. Gross fixed capital formation in machinery and equipment grew by 0.9% in the fourth quarter of 2021 compared to the third quarter of 2021, whereas gross fixed capital formation in construction in the fourth quarter of 2021 remained roughly at the level of the third quarter of 2021. Foreign trade increased in the fourth quarter of 2021 compared to the third quarter of 2021. Exports of goods and services increased by 4.8% compared to the third quarter of 2021, after adjustment for price, seasonal and calendar effects, while total imports increased by 5.1% driven by an increase in the imports of services.

Compared to the fourth quarter of 2020, price- and calendar-adjusted GDP in the fourth quarter of 2021 increased by 1.8%. The delivery bottlenecks and the worsening of the COVID-19 situation at the end of 2021 slowed year-on-year growth over the course of 2021. Price- and calendar-adjusted GDP rose by 10.4% year on year in the second quarter of 2021 and by 2.9% in the third quarter of 2021. Compared to the fourth quarter of 2019, i.e., the quarter before the COVID-19 pandemic began, price- and calendar-adjusted GDP in the fourth quarter of 2021 declined by 1.1%.

According to the revised figures from the Federal Statistical Office, the GDP development was more positive than previously reported in the first release on January 28, 2022, both regarding the fourth quarter (-0.3% instead of -0.7%) and the entire year of 2021 (+2.9% instead of +2.8%).

Source: Federal Statistical Office, Gross domestic product: detailed results of the economic performance in the 4th quarter of 2021, press release of February 25, 2022 (https://www.destatis.de/EN/Press/2022/02/PE22_074_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
February 2021	0.7	1.3
March 2021	0.5	1.7
April 2021	0.7	2.0
May 2021	0.5	2.5
June 2021	0.4	2.3
July 2021	0.9	3.8
August 2021	0.0	3.9
September 2021	0.0	4.1
October 2021	0.5	4.5
November 2021	-0.2	5.2
December 2021	0.5	5.3
January 2022	0.4	4.9
February 2022	0.9	5.1

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, stood at 5.1% in February 2022, thus remaining at a high level. Delivery bottlenecks and significant price increases at upstream stages in the economic process, especially regarding energy products, recently had, and continue to have, a major impact on the inflation rate. In addition, the effects of the COVID-19 pandemic are increasingly being superimposed by uncertainties related to Russia’s invasion of Ukraine.

Prices of goods (total) rose by 7.9% from February 2021 to February 2022. Especially the rise in energy product prices (+22.5%) was markedly higher than overall inflation. Motor fuel prices increased 25.8% and household energy prices 20.8%, year on year. Price rises were recorded especially for heating oil (+52.6%), natural gas (+35.7%) and electricity (+13.0%). The price increase for energy products was influenced by several factors, including effects related to the COVID-19 pandemic and the increase in the CO2 charge from EUR 25 to EUR 30 per ton of CO2. Food prices were up 5.3% in February 2022 compared to February 2021. Consumers had to pay more especially for fresh vegetables (+11.0%) and for dairy products and butter (+6.7%). Marked price rises were observed not only for energy and food but also for plants and flowers (+8.7%), vehicles (+7.8%) and coffee products (+6.7%). The prices of non-durable consumer goods (total) increased by 10.5% and those of durable consumer goods by 3.0%. Excluding energy prices, the inflation rate in February 2022 would have been 3.3%; excluding energy and food prices, it would have been 3.0%.

In February 2022, the prices of services (total) increased by 2.8% compared to February 2021 and thus remained below overall inflation. Net rents exclusive of heating expenses, which are important as they account for a large part of household consumption expenditure, rose by 1.5% and thus had a downward effect on the overall inflation rate. In addition, price decreases were observed for telecommunications (-1.0%) and for services of social facilities (-2.4%), the latter being due to the implementation of the long-term care reform adopted in June 2021. However, the prices of some services were markedly up, including maintenance and repair of dwellings and residential buildings (+10.1%) and of vehicles (+5.3%).

Compared to January 2022, the consumer price index rose by 0.9% in February 2022. Energy product prices increased again (+3.1%); consumers paid more especially for heating oil (+7.0%) and motor fuels (+3.8%). Food prices increased, too (+1.0%). A considerable price increase was also recorded for package holidays (+9.4%).

In March 2022, the inflation rate in Germany is expected to be 7.3%. Based on the results available so far, the Federal Statistical Office also reports that consumer prices are expected to increase by 2.5% in March 2022 compared with February 2022. Since Russia’s invasion of Ukraine, the prices of natural gas and mineral oil products have markedly increased again and have had a considerable impact on the elevated rate of inflation.

A similarly elevated inflation rate in Germany was last recorded in autumn 1981 when mineral oil prices had sharply increased as a consequence of the First Gulf War. Additional factors in March 2022 are supply chain bottlenecks caused by the COVID-19 pandemic and the marked increases in energy product prices at upstream stages in the economic process.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate at +5.1% in February 2022, press release of March 11, 2022 (https://www.destatis.de/EN/Press/2022/03/PE22_100_611.html); Federal Statistical Office, Expected inflation rate for March 2022: +7.3%, press release of March 30, 2022 (https://www.destatis.de/EN/Press/2022/03/PE22_137_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
February 2021	4.2	3.9
March 2021	4.0	3.9
April 2021	3.9	3.8
May 2021	3.7	3.7
June 2021	3.6	3.6
July 2021	3.4	3.5
August 2021	3.4	3.5
September 2021	3.3	3.4
October 2021	3.1	3.3
November 2021	3.2	3.3
December 2021	3.0	3.2
January 2022	3.3	3.1
February 2022	3.0	3.1

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to February 2021, the number of employed persons in February 2022 increased by approximately 668,000 or 1.5%. Compared to January 2022, the number of employed persons increased in February 2022 by approximately 28,000 or 0.1% after adjustment for seasonal fluctuations. However, the number of persons in employment is still below the pre-crisis level. On a seasonally adjusted basis the number of persons in employment in February 2022 was down by 0.2%, or 72,000 persons, on February 2020, the month before the COVID-19 pandemic began in Germany.

In February 2022, the number of unemployed persons declined by approximately 512,000 or 28.5% compared to February 2021. Adjusted for seasonal and irregular effects, the number of unemployed persons in February 2022 stood at 1.34 million, reflecting a decline of 1.5% compared to January 2022.

It should be noted that according to the employment account and labor force survey concepts, workers in short-time work schemes (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Federal Statistical Office, February 2022: continued increase in employment, press release of March 31, 2022 (https://www.destatis.de/EN/Press/2022/03/PE22_139_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January 2022	January 2021
Goods	4.5	14.7
Services	-0.3	0.9
Primary income	12.8	11.0
Secondary income	-6.1	-6.2

Current account	11.0	20.4

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Balance of payments statistics, 15-03-222, I. Major items of the balance of payments (https://www.bundesbank.de/resource/blob/810958/575145e2e7a74304dc6ef7727c691bb4/mL/i-wichtige-posten-data.pdf).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations, the German general government budgets recorded a financial deficit (net borrowing) of EUR 132.5 billion in 2021. The deficit thus declined by EUR 12.8 billion compared to 2020. Measured as a percentage of nominal GDP, this corresponds to a 3.7% deficit ratio of general government for 2021, exceeding the 3% reference value of the EU’s Stability and Growth Pact. However, due to the COVID-19 pandemic the escape clause has been active since 2020, suspending the application of the reference value.

Source: Federal Statistical Office, General government deficit remains high: 132.5 billion euros in 2021, press release of February 25, 2022 (https://www.destatis.de/EN/Press/2022/02/PE22_075_813.html).

Public Finance

Revenues and Expenditures

The following table presents revenues and expenditures in the public sector from 2017 to 2021:

GENERAL GOVERNMENT ACCOUNTS (1)

	2021	2020	2019	2018	2017

	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	1,110.9	1,001.9	1,047.0	1,014.8	966.4
of which: Current taxes (2)	872.9	773.4	827.4	801.4	767.2
Expenditure	1,247.8	1,112.1	1,005.0	966.3	933.9

Balance	-136.9	-110.2	42.0	48.4	32.5
Social security funds
Revenue	782.7	717.8	690.7	662.0	636.9
Expenditure	778.3	752.8	681.6	646.0	625.8

Balance	4.4	-35.0	9.1	16.0	11.1
General government
Revenue	1,705.8	1,566.9	1,613.8	1,557.3	1,486.9
Expenditure	1,838.2	1,712.1	1,562.7	1,492.8	1,443.3

Balance	-132.5	-145.2	51.1	64.4	43.7

(1)	Definition according to the national accounts.

(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2021 (March 2022), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

Debt of the Federal Government

The following table summarizes the direct debt of the Federal Government as of December 31, 2021:

SUMMARY OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING

DIRECT DEBT OF THE FEDERAL GOVERNMENT

Principal amount outstanding as of December 31, 2021
(EUR in millions)
Federal Bonds (Bundesanleihen)	1,008,500
Federal Notes (Bundesobligationen)	217,000
Federal Treasury Notes (Bundesschatzanweisungen)	116,000
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	154,500
Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere)	69,900
Green Federal Bonds (Grüne Bundesanleihen)	19,000
Green Five-year Federal Notes (Grüne Bundesobligationen)	5,000
Borrowers’ note loans (Schuldscheindarlehen)	5,695
Old debt (1)	4,474
Repurchased debt	-162,662

Total	1,437,407

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Monthly Report of the Federal Ministry of Finance, January 2022, Table “Entwicklung der Kreditaufnahme des Bundes im Dezember 2021”, page 74, and table “Entwicklung von Umlaufvolumen und Eigenbestände an Bundeswertpapieren im Dezember 2021”, page 76 (https://www.bundesfinanzministerium.de/Monatsberichte/2022/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner-sondervermoegen_pdf.pdf?__blob=publicationFile&v=6).

Other Recent Developments

Germany’s Response to Russia’s Invasion of Ukraine

Relief measures relating to rising energy prices. Uncertainties in the energy markets and the tight supply of natural gas before Russia’s invasion of Ukraine have already been contributing to a significant rise of energy prices over the past months. According to the Federal Statistical Office, in February 2022 energy prices rose strongly on February 2021 at all stages of the economic process, in particular imported energy (+129.5%). Against this background, the Federal Government in February 2022 had already agreed on a package of relief measures benefiting consumers, including particularly vulnerable groups, to be launched in the short term. These measures include the abolition of the Renewable Energy Sources Act levy (EEG-Umlage), which had been included on electricity bills to incentivize the use of energy from renewable sources, and instead financing of energy from renewable sources via the federal budget as of July 1, 2022, certain tax-related measures applicable to income tax as of January 1, 2022, and transfer payments to certain vulnerable groups in the German population (e.g., recipients of benefits and children affected by poverty). Furthermore, in March 2022, the Federal Government announced the preparation of a supplementary budget for the fiscal year 2022 to finance additional broad measures to mitigate the effects of Russia’s invasion of Ukraine on energy prices for consumers. Key elements were agreed by the coalition committee of the governing parties on March 23, 2022, and include the introduction of a one-time energy price allowance as a supplement to salary, a family allowance per child, a one-time supplement for recipients of social benefits, the temporary reduction of the energy tax on fuel to the European minimum rate for three months, and reduced-price use of public transport for 90 days.

Sources: Federal Statistical Office, Energy prices: high increases at all stages in the economic process, press release of March 29, 2022 (https://www.destatis.de/EN/Press/2022/03/PE22_N016_61.html); Bundesministerium der Finanzen, 10 Entlastungschritte für unser Land, Ergebnis des Koalitionsausausschusses vom 23. Februar 2022 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Oeffentliche-Finanzen/10-entlastungsschritte-fuer-unser-land.pdf?__blob=publication File&v=4); Bundesministerium für Wirtschaft und Klimaschutz, Kabinett bringt Abschaffung der EEG-Umlage auf den Weg, press release of March 9, 2022 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2022/03/20220309-kabinett-bringt-abschaffung-der-eeg-umlage-auf-den-weg.html); Bundesministerium der Finanzen, Steuerentlastungen unterstützen Bürger:innen, press release of March 16, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2022/03/2022-03-16-steuerentlastungen-unterstuetzen-buergerinnen.html#:~:text=Arbeitnehmer*innen%20werden%20unmittelbar%20und,Januar%202022.); Bundesministerium der Finanzen, Schnelle und spürbare Entlastungen, dated March 16, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Schlaglichter/Entlastungen/schnelle-spuerbare-

entlastungen.html); Bundesministerium der Finanzen, Stabilität sichern, Gestaltungsspielraum bewahren, Zweiter Regierungsentwurf für den Bundeshaushalt 2022, Eckwerte 2023 und Finanzplan bis 2026, press release of March 16, 2022 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2022/03/2022-03-16-bundeshaushalte-2022-2023.html); Bundesministerium für Wirtschaft und Klimaschutz, Ergebnis des Koalitionsausschusses vom 23. März 2022, Maßnahmenpaket des Bundes zum Umgang mit den hohen Energiekosten (https://www.bmwi.de/Redaktion/DE/Publikationen/Energie/massnahmenpaket-des-bundes-zum-umgang-mit-den-hohen-energiekosten.pdf?__blob=publicationFile&v=12).

Measures to reduce Germany’s dependence on imports of energy from Russia. Germany is highly dependent on imports of energy from Russia: Germany covered about 35% of its oil consumption in 2021 with imports from Russia and Russian coal covered about 50% of Germany’s coal consumption. The proportion of Russian gas covering German gas consumption previously amounted to about 55% on average and fell to 40% at the end of the first quarter of 2022. Since Russia’s invasion of Ukraine, significant progress has been made to reduce the imports of Russian oil, coal and gas. The Federal Government announced its aim to become virtually independent of Russian oil supply by the end of the year. Accelerating the Federal Government’s plans to become independent of Russian coal, the EU adopted a further package of sanctions on April 8, 2022, which, among others, includes an embargo of coal and other solid fossil fuel imports from Russia effective as of August 2022. The Federal Government further set out to achieve independence from Russian gas by summer 2024. Progress is also being made on changing the system of gas supply, which is a challenging, lengthy process and requires significant investments, e.g., in terminals for liquid natural gas. The Federal Government is acting ambitiously to expand relevant infrastructure and is in the process of setting up a major energy efficiency program. At the current point in time, the Federal Government estimates that a loss of Russian energy imports, in particular gas, would likely have severe economic and social consequences. Accordingly, the Federal Government is also engaging in precautionary measures to secure the supply of gas to all German gas consumers in order to be ready to cope with a potential deterioration of the supply situation involving Russia. In addition, significant energy policy amendments are currently underway to accelerate the transition to renewable energies.

For information on KfW’s involvement in the Federal Government’s efforts, see “— KfW — Other Recent Developments — Impact of Russia’s Invasion of Ukraine on KfW — Special mandates of the Federal Government.”

Sources: Bundesministerium für Wirtschaft und Klimaschutz, Fortschrittsbericht Energiesicherheit, dated March 25, 2022 (https://www.bmwi.de/Redaktion/DE/Downloads/Energie/0325_fortschrittsbericht_energiesicherheit.pdf?__blob=publicationFile&v=10); Federal Ministry for Economic Affairs and Climate Action, Minister Habeck: „Germany is quickly cutting its dependence on Russian energy. But we still need to act prudently”, press release of March 25, 2022 (https://www.bmwi.de/Redaktion/EN/Pressemitteilungen/2022/03/20220325-minister-habeck-germany-is-quickly-cutting-its-dependence-on-russian-energy-but-we-still-need-to-act-prudently.html); Council of the EU, EU adopts fifth round of sanctions against Russia over its military aggression against Ukraine, press release of April 8, 2022 (https://www.consilium.europa.eu/en/press/press-releases/2022/04/08/eu-adopts-fifth-round-of-sanctions-against-russia-over-its-military-aggression-against-ukraine/); Federal Ministry for Economic Affairs and Climate Action, Federal Ministry and Climate Action announces early warning level of the Emergency Plan for Gas – security of supply still ensured, press release of March 30, 2022 (https://www.bmwi.de/Redaktion/EN/Pressemitteilungen/2022/03/20220330-bmwk-announces-early-warning-level-of-the-emergency-plan-for-gas-security-of-supply-still-ensured.html). Federal Ministry for Economic Affairs and Climate Action appoints Bundesnetzagentur as fiduciary for Gazprom Germania - Acquisition of Gazprom Germania GmbH by JSC Palmary provisionally invalid, press release of April 4, 2022 (https://www.bmwi.de/Redaktion/EN/Pressemitteilungen/2022/03/20220404-bmwk-appoints-bundesnetzagentur-as-fiduciary-for-gazprom-germania.html); Bundesministerium für Wirtschaft und Klimaschutz, Habeck: „Das Osterpaket ist der Beschleuniger für die erneuerbaren Energien“, press release of April 6, 2022 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2022/04/20220406-habeck-das-osterpaket-ist-der-beschleuniger-fur-die-erneuerbaren-energien.html).

Protective shield for companies affected by Russia’s invasion of Ukraine and related sanctions. On April 8, 2022, the Federal Government adopted a proposal for a comprehensive package of measures to support companies affected by Russia’s invasion of Ukraine and related sanctions. The EU’s Temporary Crisis Framework, described below under “— EU Response to Russia’s Invasion of Ukraine”, subject to necessary state aid approvals, offers the necessary basis for state support to assist affected companies. At present, the main goal is to secure affected companies’ liquidity in the short term and, accordingly, the Federal Government intends to primarily provide companies with liquidity support measures. These measures are to include a KfW loan program of up to approximately EUR 7.0 billion to secure the short-term liquidity for companies of all sizes at low interest rates and without liability. In addition, certain expansions of Federal-Federal State-guarantee programs (Bund-Länder-Bürgschaftsprogramme) introduced during the COVID-19 pandemic are to be continued for companies demonstrably affected by Russia’s invasion of the Ukraine. In addition, the Federal Government is preparing supplemental measures, in case the economic situation of the companies deteriorates. Such planned supplemental measures are to include cost allowances limited in time and scope to temporarily alleviate the impact of increases in gas and energy prices for particularly affected companies, a financing program of up to EUR 100 billion for companies at risk due to high margin requirements consisting of credit facilities backed by a guarantee of the Federal Republic to be extended by KfW based on standardized criteria as well as an option to extend targeted equity and hybrid capital support measures to stabilize companies of particular systemic importance, for individual cases in the first instance through special mandates of KfW.

Source: Bundesministerium für Wirtschaft und Klimaschutz, Bundesregierung beschließt Schutzschild für vom Krieg betroffene Unternehmen, press release of April 8, 2022 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2022/04/20220408-bundesregierung-beschliesst-schutzschild.html).

Special Fund for the Federal Armed Forces. In response to Russia’s invasion of Ukraine, the Federal Government plans to establish a Special Fund for the Federal Armed Forces (Sondervermögen Bundeswehr), with its own credit authorization of up to EUR 100 billion on a one-off basis. The one-off credit authorization is to be exempted from the debt ceiling of the “debt brake”. The Special Fund would be intended to supplement the defense section of the Federal Budget to achieve the goal of the North Atlantic Treaty Organization (NATO) of spending at least 2% of GDP for defense each year.

Source: Bundesministerium der Finanzen, Sondervermögen Bundeswehr: Investitionen in unsere Freiheit, press release of March 16, 2022

(https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2022/03/2022-03-16-sondervermoegen-bundeswehr.html? cms_pk_kwd=16.03.2022_Sonderverm%C3%B6gen+Bundeswehr+Investitionen+in+unsere+Freiheit&cms_pk_campaign=Newsletter- 16.03.2022).

EU Response to Russia’s Invasion of Ukraine

In response to Russia’s aggression, the EU has taken comprehensive measures to support Ukraine and the Ukrainian people, including the reception of refugees, humanitarian aid, civil protection support, an agreement to set up a Ukraine Solidarity Trust Fund, support in an amount of EUR 17.0 billion for EU Member States hosting refugees, an emergency macro-financial assistance operation of EUR 1.2 billion to foster stability in Ukraine and support for the Ukrainian armed forces in an amount of EUR 1.0 billion under the European Peace Facility, a new instrument established in March 2021 and financed outside the EU budget with a financial ceiling of EUR 5.0 billion in 2018 prices for the period from 2021 to 2027.

Furthermore, the EU has adopted extensive restrictive measures against Russia in addition to the sanctions which were progressively imposed after the illegal annexation of Crimea in 2014. Individual sanctions have been imposed on specific persons and entities because their actions are considered to have undermined

Ukraine’s territorial integrity, sovereignty and independence include asset freezes and travel bans. The economic sanctions, which target exchanges with Russia in specific economic sectors, include restricted access to EU capital markets for certain Russian banks and companies, a ban on transactions with the Russian Central Bank and the Central Bank of Belarus, a SWIFT ban for a number of Russian and Belarusian banks, a prohibition on the provision of euro-denominated banknotes to Russia and Belarus, a ban on the overflight of EU airspace and on access to EU airports by Russian carriers of all kinds, a ban on exports to Russia of goods and technology in various sectors, a ban on export to Russia of dual-use goods for military use and an export and import ban on arms. On April 8, 2022, the EU adopted further sanctions, including, among others, a ban of coal and other solid fossil fuel imports from Russia as of August 2022, a ban of vessels registered under the flag of Russia from accessing EU ports and the imposition of a full transaction ban on four key Russian banks representing 23% of market share in the Russian banking sector.

To mitigate the economic impact of the war on EU Member States, the EU Commission also adopted a temporary crisis framework for state aid measures in March 2022 (the “Temporary Crisis Framework”) to support the economy in the context of Russia’s invasion of Ukraine. Apart from allowing the set-up of schemes for grants for companies affected by the crisis, EU Member States are permitted to provide liquidity support in form of state guarantees and subsidized loans for investments and working capital needs. In addition, EU Member States may partially compensate companies, in particular intensive energy users, for additional costs resulting from the current exceptional gas and electricity price increases, including through direct grants. The measures extended are subject to certain limits. The Temporary Crisis Framework has been put in place until December 31, 2022 and may be extended if deemed necessary by the European Commission.

Sources: Council of the EU, EU response to Russia’s invasion of Ukraine, accessed on April 8, 2022 (https://www.consilium.europa.eu/en/policies/eu-response-ukraine-invasion/); Council of the EU, EU support to Ukraine: Council doubles funding under the European Peace Facility, press release of March 23, 2022 (https://www.consilium.europa.eu/en/press/press-releases/2022/03/23/eu-support-to-ukraine-council-doubles-funding-under-the-european-peace-facility/?utm_source=dsms-auto&utm_medium=email&utm_campaign=EU+support+to+Ukraine%3a+Council+doubles+funding+under+the+European+Peace+Facility); Council of the EU, European Peace Facility, accessed on April 8, 2022 (https://www.consilium.europa.eu/en/policies/european-peace-facility/); Council of the EU, EU restrictive measures in response to the crisis in Ukraine, accessed on April 8, 2022 (https://www.consilium.europa.eu/en/policies/sanctions/restrictive-measures-against-russia-over-ukraine/); Council of the EU, EU adopts fifth round of sanctions against Russia over its military aggression against Ukraine, press release of April 8, 2022 (https://www.consilium.europa.eu/en/press/press-releases/2022/04/08/eu-adopts-fifth-round-of-sanctions-against-russia-over-its-military-aggression-against-ukraine/); European Commission, State aid: Commission adopts Temporary Crisis Framework to support the economy in context of Russia’s invasion of Ukraine, press release of March 23, 2022 (https://ec.europa.eu/commission/presscorner/detail/en/statement_22_1949).

General Considerations Relating to the COVID-19 Pandemic

According to the European Center for Disease, at the end of the week ended April 3, 2022 (“week 13”), the recent resurgence observed in the EU and the European Economic area (“EU/EEA”) appeared to be slowing down, with signs that the sustained transmission recently observed among older populations may not translate into rates of severe disease as significant as those seen during the initial wave of the Omicron variant of concern of the virus that causes COVID-19 (“Omicron”) despite the widespread lifting of public health measures. However, the epidemiological situation remains fairly mixed, with some countries reporting concerning trends in indicators of severity. Transmission remains very high overall, while the overall COVID-19 case notification rate for the EU/EEA and the 14-day COVID-19 death rate have been decreasing for one week. Forecasts of cases, hospital admissions and deaths from the European COVID-19 Forecast Hub provide predictions for weeks 14 and 15. Compared with the previous week, decreasing trends in cases, stable trends in hospital admissions, and increasing trends in deaths are forecast overall for the EU/EEA by the end of week 15. It should be noted that forecasts for individual countries may differ from those for the EU/EEA as a whole and that forecasts of cases are considered to be increasingly unreliable due to changes in testing criteria and reporting procedures. All current forecasts, in particular case forecasts, should be treated with caution. Of the total population in EU/EEA countries, 72.5% had been fully vaccinated, i.e., received a primary course of vaccinations, and 52.8% had received an additional booster dose, whereas 75.2% had received at least one vaccine dose as of the end of week 13.

In Germany, the peak of the current wave of the COVID-19 pandemic has clearly passed, but infection pressure remains high, presumably due to contact restrictions having been lifted and changes in the population’s behavior. Omicron is the dominant variant, accounting for more than 99% of infections. Compared to previous waves, the number of severe COVID-19 cases during the current wave has been significantly lower. However, the burden on capacity in the public health care system remains high, in particular in the area of in-patient and intensive care, due to restricted availability of medical personnel due to infection-related absences (sickness or quarantine). The number of deaths associated with Omicron in relation to new infections is lower than during previous waves, as a result of increased immunity in the German population, especially due to the very effective vaccine, combined with the basically lower proportion of severe infections associated with Omicron. Of the total German population, at least 76.0% had been fully vaccinated and at least 58.9% had received an additional booster dose, whereas at least 76.6% had received at least one vaccine dose as of April 6, 2022. As of April 2, 2022, most containment measures related to the COVID-19 pandemic have been lifted, with basic protective measures such as the wearing of facial masks in hospitals and nursing homes remaining in place. At the same time, stricter, locally restricted rules may be imposed if required by the local infection situation and if resolved by the parliament of the relevant Federal State.

Sources: European Centre for Disease Prevention and Control, Country overview report: week 13 2022, produced on April 7, 2022 (https://www.ecdc.europa.eu/en/covid-19/country-overviews); Robert Koch Institut, Wöchentlicher Lagebericht des RKI zur Coronavirus-Krankheit-2019 (COVID-19), April 7, 2022 (https://www.rki.de/DE/Content/InfAZ/N/Neuartiges_Coronavirus/Situationsberichte/Wochenbericht/Wochenbericht_2022-04-07.pdf?__blob=publicationFile); Bundesministerium für Gesundheit, Impf-Dashboard, as of April 7, 2022 (https://impfdashboard.de/); Bundesregierung, Mehr Normalität im Alltag, March 30, 2022 (https://www.bundesregierung.de/breg-de/aktuelles/infektionsschutzgesetz-2013038).

KFW

GENERAL

Overview

KfW is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government (“Federal Government”) of the Federal Republic of Germany (“Federal Republic”). KfW promotes its financing activities under the umbrella brand name KfW Bankengruppe (“KfW Group”).

With total assets of EUR 551.0 billion as of December 31, 2021, including loans and advances of EUR 440.6 billion, KfW is Germany’s flagship promotional bank and ranks among Germany’s largest financial institutions. KfW’s promotional business volume amounted to EUR 107.0 billion in 2021. For more information on KfW’s promotional business volume, see the table “Promotional Business Volume by Business Sector” in “Business—Introduction.”

KfW conducts its business in the following business sectors:

•

SME Bank & Private Clients (Mittelstandsbank & Private Kunden): offers highly standardized products primarily for small and medium-sized enterprises (“SMEs”), business founders, start-ups, self-employed professionals and private individuals;

•

Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden): provides individual financing solutions for municipal and social infrastructure, and offers corporate loans and project financing as well as customized financing for financial institutions and Landesförderinstitute;

•

KfW Capital: KfW Capital GmbH & Co. KG (“KfW Capital”) invests in German and European venture capital and venture debt funds with the aim of improving access to capital for innovative, technology-oriented growth companies in Germany through professionally managed funds. KfW Capital is a legally independent entity wholly owned by KfW;

•

Export and Project Finance: KfW IPEX-Bank GmbH (“KfW IPEX-Bank”) offers customized financing for exports and project and corporate financing worldwide. KfW IPEX-Bank is a legally independent entity wholly owned by KfW;

•

Promotion of Developing Countries and Emerging Economies: KfW Entwicklungsbank (“KfW Development Bank”) is responsible for KfW’s public sector development cooperation activities, and DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (German Investment and Development Company, “DEG”) finances private-sector investments in developing countries. DEG is a legally independent entity wholly owned by KfW; and

•	Financial Markets: comprises KfW’s treasury, funding, asset management and other capital markets-related activities.

KfW’s offices are located at Palmengartenstraße 5-9, 60325 Frankfurt am Main, Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains branch offices in Berlin and Bonn, Germany, as well as a liaison office to the EU in Brussels, Belgium.

Ownership

The Federal Republic holds 80% of KfW’s subscribed capital, and the German federal states (each, a “Land” and together, the “Länder”) hold the remaining 20%. The Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau, or the “KfW Law”) does not provide for shareholders’ meetings; instead, the Board of Supervisory Directors assumes the responsibilities of a shareholders’ meeting. For more information on the Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Shares in KfW’s capital may not be pledged; they may not be transferred to entities other than the Federal Republic or the Länder. Capital contributions have been, and are expected to continue to be, made to KfW in such proportions as to maintain the relative shares of capital held by the Federal Republic and the Länder.

Legal Status

KfW is organized under the KfW Law as a public law institution with unlimited duration. As a public law institution serving public policy objectives of the Federal Government, KfW itself is not subject to corporate taxes (although certain of its subsidiaries are), and as a promotional bank, KfW does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support its promotional activities. KfW is prohibited under the KfW Law from distributing profits, which are instead allocated to statutory reserves and to separately reportable reserves. KfW is generally also prohibited under the KfW Law from taking deposits or engaging in the financial commission business.

Relationship with the Federal Republic

Guarantee of the Federal Republic

The KfW Law expressly provides that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW, or if KfW fails to make any payment required to be made under KfW’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may, however, be subject to defenses available to KfW with respect to the obligations covered.

Institutional Liability (Anstaltslast)

KfW is a public law institution (Anstalt des öffentlichen Rechts). Accordingly, under the German administrative law principle of Anstaltslast, the Federal Republic, as the constituting body of KfW, has an obligation to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to meet its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.

Understanding with the European Commission

In order to clarify that the Federal Republic’s responsibility for KfW’s obligations was and is compatible with EU law prohibitions against state aid, the German Federal Ministry of Finance and the European Commissioner for Competition held discussions which were formalized in an understanding reached on March 1, 2002. In the understanding with the European Commission, it was agreed that, in respect of the promotional activities for which KfW is responsible, KfW will continue to benefit from Anstaltslast and the Guarantee of the Federal Republic. The understanding acknowledged that KfW’s role in providing financing for, in particular, SMEs, risk capital, environmental protection, technology/innovation, infrastructure and housing, as well as its cooperation with developing countries, is of a promotional nature and thus compatible with EU rules.

In the business sector of Export and Project Finance, the understanding with the European Commission required KfW to transfer to a legally independent subsidiary that portion of export finance and domestic and international project finance activities which the European Commission deemed to fall outside the scope of the promotional activities of KfW. The transfer of such activities was to be effected by December 31, 2007, and as from that date, KfW has not been permitted to fund the subsidiary at other than market rates of interest or to extend to the subsidiary any benefits of Anstaltslast or the Guarantee of the Federal Republic.

KfW continues to be permitted, however, to engage directly in the following promotional export and project finance activities:

•

implementation of international promotional programs, such as the interest-rate subsidized CIRR (Commercial Interest Reference Rate) and ASU (Aircraft Sector Understanding) schemes, which are recognized as promotional activities in accordance with the Organization for Economic Cooperation and Development (“OECD”) consensus;

•

participation in syndicated financing activities outside the EU, the European Economic Area and countries holding the status of official candidate for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist; and

•	participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.

The European Commission transformed the understanding into a decision, which the Federal Republic formally accepted. In August 2003, a part of the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz) implemented the understanding with the European Commission and amended the KfW Law accordingly.

On January 1, 2008, KfW IPEX-Bank, a limited liability company (Gesellschaft mit beschränkter Haftung) formed as a wholly owned subsidiary of KfW, commenced operations as a legally independent entity, thus satisfying the requirements set forth in the understanding with the European Commission. KfW IPEX-Bank conducts those export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).”

Supervision and Regulation

Supervision

The Federal Ministry of Finance, acting in consultation with the Federal Ministry for Economic Affairs and Climate Action, exercises legal supervision (Rechtsaufsicht) over KfW, i.e., it supervises KfW’s compliance with applicable laws and may adopt all necessary measures to ensure such compliance. Legal supervision primarily comprises supervision of compliance with the KfW Law and KfW’s Bylaws, but also with all other applicable laws and regulations, except for certain provisions of bank regulatory law referenced in the following paragraph and described in “Regulation.” The relevant Federal Ministers are represented on KfW’s Board of Supervisory Directors, which supervises KfW’s overall activities. See below “Management and Employees—Board of Supervisory Directors.”

In addition to being subject to legal supervision by the Federal Ministries, in October 2013, KfW became subject to banking-specific supervision exercised by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”). This supervision was established by a ministerial regulation (KfW–Verordnung, or “KfW Regulation”), which implements an amendment to the KfW Law that became effective in July 2013. The KfW Regulation, while maintaining KfW’s general exemption from bank regulatory law, specifies those provisions of bank regulatory law which are to apply to KfW by analogy and assigns the supervision of compliance with these provisions to BaFin. In exercising its supervision, BaFin cooperates with the German Central Bank (“Deutsche Bundesbank”) in accordance with normal bank supervisory procedures. For further details, see “Supervision and Regulation—Regulation.”

In addition to compliance with the financial reporting and auditing standards generally applicable to banks in Germany, KfW, under the KfW Law, is subject to special auditing standards for government-owned entities set forth in the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). These special auditing standards require that KfW’s annual audit, above and beyond its normal scope, cover the proper conduct of KfW’s business by its management. The resulting auditor’s report is to enable the Board of Supervisory Directors, the responsible Federal Ministries and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinion and to take action if required.

Finally, as a government-owned entity, KfW is subject to audits by the Federal Court of Auditors with regard to its economical use of funds pursuant to the Budgeting and Accounting Act.

Regulation

Overview of KfW’s Regulatory Status. KfW is generally exempt from bank regulatory laws and regulations, as it qualifies neither as a “credit institution” or “financial services institution” within the meaning of the German Banking Act (Gesetz über das Kreditwesen, or “KWG”), nor as a “credit institution” within the meaning of relevant EU directives and regulations, including in particular the EU Capital Requirements Directive (Directive 2013/36/EU, as amended) (“CRD”) and the EU Capital Requirements Regulation (Regulation (EU) 575/2013, as amended) (“CRR”). However, by operation of the KfW Regulation, considerable portions of the KWG and the CRR, including relevant implementing rules and regulations, apply by analogy to KfW. The analogous application of banking supervisory law to KfW has been phased in gradually, with the majority of the rules, regulations and enforcement powers described above having become applicable as of January 1, 2016. The KfW Regulation takes into account KfW’s special status as an entity not generally engaged in deposit taking, characterized by a low-risk profile in its lending business and benefiting from the Guarantee of the Federal Republic. It therefore provides for certain modifications and exceptions in connection with the analogous application of the relevant rules and regulations.

The analogous application of EU and national bank regulatory law imposed by the KfW Regulation is without prejudice to KfW’s status as a “public sector entity” within the meaning of article 4 paragraph 1 no. 8 of the CRR. This status confers certain advantages to KfW’s refinancing activities given the fact that exposures to public sector entities held by banks are privileged as to capital requirements, large exposures limitations and liquidity measurement under EU and national bank regulatory law. Securities issued by KfW, such as bonds and notes, are eligible in the EU as level 1 assets pursuant to article 10 paragraph 1 lit. (c) (v) of the Commission Delegated Regulation (EU) 2015/61 of October 10, 2014 (“Delegated Regulation”), subject to all other requirements stated in the Delegated Regulation being met.

Bank Regulatory Rules and Regulations Applied by Analogy. By operation of the KfW Regulation, bank regulatory requirements for corporate governance set forth in Sections 25c through 25d of the KWG apply to KfW by analogy. To comply with these requirements, certain adjustments were made to the committee structure of KfW’s Board of Supervisory Directors in 2014. For more information on the committee structure of KfW’s Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Since January 1, 2018, the bank regulatory requirements for remuneration policies set forth in Section 25a of the KWG and further specified in the German Remuneration Regulation for Credit Institutions (Institutsvergütungsverordnung, or “IVV”) apply to KfW.

The capital adequacy regime set forth in part 2 titles I through III and part 3 titles I through VI of the CRR has become applicable by analogy virtually in its entirety to KfW with effect from January 1, 2016, including the calculation of regulatory own funds and own funds requirements on a consolidated basis. KfW is also subject to the capital buffers regime introduced by CRD and transposed into national law in Sections 10c through 10i of the KWG. In June 2017, KfW received approval from BaFin to calculate its regulatory capital requirements in accordance with the advanced IRBA for the vast majority of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to seek additional approval for other sub-portfolio segments and models in the future. KfW’s total capital ratio as well as its Tier 1 capital ratio according to article 92 of the CRR amounted to 23.9%, both as of December 31, 2021 (not taking into account the interim profit of the year 2021)1. The decrease of the total capital ratio as well as of the Tier 1 capital ratio compared to the figures as of December 31, 2020, which amounted to 24.3% and 24.1%, respectively, was mainly due to the implementation

[1]	According to article 26(2) CRR.

of changes under the CRR, methodical adjustments (especially due to regulatory IRBA requirements) as well as the reclassification of certain structured funds as securitizations. Until KfW receives full approval as an advanced IRBA institution, sub-portfolios that have not yet been approved will continue to be valued following the generally more capital-intensive standardized approach for credit risks.

In connection with the application of the appropriate requirements of the capital adequacy regime, the overall capital requirement for KfW Group’s total capital ratio as of December 31, 2021 was 16.1%, consisting of a total supervisory review and evaluation process capital requirement (“TSCR”) of 12.5% plus a Capital Conservation Buffer, a buffer for Other Systemically Important Institutions (O-SIIs) in Germany (“OSII Buffer”) and a Countercyclical Capital Buffer. The TSCR for KfW Group includes a 2.75% supervisory review and evaluation process (“SREP”) surcharge. A SREP surcharge is generally meant to reflect the specific risk situation of an individual bank. In addition, the TSCR for KfW Group includes an additional surcharge in an overall amount of 1.75% for certain IT-, internal auditing- and operational risk management-related findings. This surcharge, resulting in a temporary increase of the TSCR of KfW Group, was imposed by BaFin in 2018 and reduced in 2020 and 2021 against the following background:

In connection with standard audits of KfW conducted by Deutsche Bundesbank and BaFin in 2016, the banking supervisory authorities reported findings related to KfW’s IT. As a consequence, in 2017, BaFin imposed an IT-related surcharge. The need for a modernization of KfW’s IT architecture had already been identified before the standard audits were conducted and major projects to address the need for IT-related updates and improvements have been underway at KfW for some time. In 2017, the banking supervisory authorities also conducted standard audits related to KfW’s outsourcing management and internal audit procedures, which resulted in certain additional findings. In June 2018, BaFin notified KfW that temporary capital requirements would be imposed in relation to these IT-, internal auditing- and operational risk management-related findings. The surcharge of 2.75% imposed at the time was to remain in place until the underlying issues had been resolved. In 2019, the supervisory authorities conducted a follow-up audit of KfW’s IT, resulting in the imposition of an updated surcharge of 2.25% in 2020. As a result of a further follow-up audit of KfW’s Internal Auditing conducted in 2020, the supervisory authorities imposed an updated surcharge of 1.75% in 2021.

In 2018, BaFin had also notified KfW that it would be required to maintain an OSII Buffer of 1%, which would be phased in over a period of three years, starting with an OSII Buffer of 0.33% for 2019. For 2020 and 2021, the OSII Buffer amounts to 0.66% and 1%, respectively. With respect to the result of an IRBA model change supervisory audit, BaFin imposed risk-weighted asset (RWA) multipliers for specific exposure classes, effective as of December 31, 2021. KfW’s capital ratios for 2020 and 2021 already take these multipliers into account.

As of January 1, 2016, KfW became, by analogy, subject to the large-exposures regime of part IV of the CRR as supplemented by the KWG and relevant implementing rules and regulations. Under this regime, exposures to any one client or group of connected clients are limited to 25% of eligible own funds and exposures exceeding 10% of eligible own funds are subject to special internal monitoring requirements and a reporting obligation to the German bank supervisory authorities.

In addition, KfW has been applying the provisions concerning leverage ratio with effect from January 1, 2016 by analogy. Under this regime, the ratio of KfW’s Tier 1 capital to the carrying value of assets and off-balance sheet exposures is calculated on a consolidated basis. The leverage ratio is monitored internally and has been part of the prudential requirements since June 2021.

According to a decision made by BaFin in December 2015, certain provisions of the CRR such as own funds requirements, large exposures and leverage need only be considered at the group level (i.e., on a consolidated basis) and not at the entity level.

Although it was already subject to the German Anti-Money Laundering Act (Geldwäschegesetz), on January 1, 2016 KfW also became subject to the provisions of the KWG concerning money laundering, terrorist financing and other criminal offences at the group and entity levels.

Finally, the bank regulatory requirements for risk management systems set forth in the KWG and in the German Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement, or “MaRisk”) became applicable to KfW by analogy with effect from January 1, 2016, and provide for sound systems for risk strategy planning, the implementation of risk management and financial and operational controls as well as requirements for credit decision-making processes. Certain exemptions are granted in this context for KfW’s assigned business (Zuweisungsgeschäft) in accordance with article 2 paragraph 4 of the KfW Law, i.e., those activities which KfW carries out as requested by the Federal Government, usually at the Federal Republic’s economic risk.

The KfW Regulation does not encompass the application of the liquidity regime set forth in the CRR and the KWG. On the same grounds, KfW is generally exempt from EU and national disclosure requirements and from the EU Bank Recovery and Resolution Directive.

Supervisory Structure and Enforcement Powers. The supervision of KfW’s compliance with bank regulatory laws and regulations is assigned to BaFin in cooperation with Deutsche Bundesbank in accordance with BaFin’s general risk-oriented supervisory review and evaluation process. In this context, Deutsche Bundesbank undertakes the ongoing audit and analysis of banks with regard to both their financial stability and the adequacy of their internal governance and risk-management systems. Deutsche Bundesbank receives and preprocesses relevant data, while final decision-making and the exercise of enforcement powers are reserved for BaFin.

For purposes of supervision, the KfW Regulation subjects KfW by analogy to the reporting and information requirements generally applicable to banks in Germany, with the exception of the automated access to client account details, with effect from January 1, 2016. Until KfW implemented a system to comply with these reporting and information requirements, KfW provided the supervisory authorities with relevant reports and information, the form of which was agreed with the supervisory authorities. As agreed with the supervisory authorities, KfW has implemented a fully-fledged regulatory reporting system as of January 1, 2020.

In addition, the KfW Regulation subjects KfW by analogy to certain enforcement powers of BaFin, which comprise, among other matters, the right to demand, under certain circumstances, increases of regulatory own funds and/or a reduction of regulatory risk, or to demand changes in the senior management of KfW.

Since KfW does not qualify as a regulated entity under national or EU bank regulatory law, KfW did not become subject to the changes in the national and EU bank supervisory structure that have taken effect in recent years. In particular, KfW is not subject to supervision by the European Central Bank (“ECB”) pursuant to Council Regulation (EU) No. 1024/2013 establishing the European Single Supervisory Mechanism (“SSM”). KfW IPEX-Bank was included in the ECB’s comprehensive assessment of large banks conducted in 2014 in cooperation with national supervisory authorities of member states participating in the SSM. According to a decision made by the ECB in September 2014, KfW IPEX-Bank did not qualify as a significant credit institution and to date it has not been qualified as such in connection with subsequent annual reviews of large German financial institutions conducted by the ECB. Accordingly, KfW IPEX-Bank is currently not supervised directly by the ECB, but continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. Depending on KfW IPEX-Bank’s business growth, KfW IPEX-Bank may qualify as a significant credit institution in the course of the next years, which would lead to direct supervision by the ECB. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

Corporate Background

KfW was established in 1948 by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW’s purpose was to distribute and lend funds of the European Recovery Program (the “ERP”), which is also known as the Marshall Plan. Even today, several of KfW’s programs to promote the German and European economies are supported using funds for subsidizing interest rates from the so-called “ERP Special Fund.” KfW has expanded and internationalized its operations over the past decades. In 1994, following the reunification of the Federal Republic and the former German Democratic Republic (“GDR”), KfW assumed the operations of the former central bank of the GDR (Staatsbank), which was located in Berlin, Germany.

In September 2001, KfW acquired DEG from the Federal Republic. DEG is a limited liability company that acts as the German development finance institution for the promotion of private enterprises in developing countries and emerging economies. For more information on DEG, see “Business—Promotion of Developing Countries and Emerging Economies—DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH.”

In 2003, Deutsche Ausgleichsbank (“DtA”), which was based in Bonn, Germany, merged into KfW. DtA was formed in 1950 as a public law institution and promotional bank, and was particularly active in the area of lending to SMEs and start-up businesses. The merger was accomplished through the Promotional Bank Restructuring Act and was designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the understanding reached with the European Commission.

Sustainable Promotion

KfW Group has set sustainable promotion as its primary strategic objective and aims to improve economic, social and environmental conditions around the world, with an emphasis on promotion of the German economy. For more information on KfW’s strategic objectives, see “Combined Management Report — Basic information on KfW Group — Strategic Objectives 2026” included in Exhibit (e) to this annual report. Against this background, KfW supports the sustainability goals of the Federal Republic, the EU and the international community and is taking action to help implement the Federal Government’s National Sustainable Development Strategy, achieve the United Nations’ Agenda 2030 objectives together with its Sustainable Development Goals (“SDGs”) and put the Paris Agreement into practice. In addition, the “Declaration by KfW Bankengruppe on the consideration of human rights in its business operations” reflects the crucial importance of human rights for all of KfW’s activities. Apart from financing investments for a sustainable economy, KfW, on its own initiative and in cooperation with other financial market participants, strives to set benchmarks and standards for credit and capital markets, to act as a driving force for national and international initiatives and to offer its expertise to political decision-makers in Germany, Europe and worldwide.

KfW’s sustainability mission statement, which reflects a holistic approach to addressing the challenge of transitioning to a sustainable society, lays out the framework for KfW’s five sustainability action areas: banking business, bank operation, sustainability management, sustainability communications and employee relations. For more information on KfW’s approach to employee relations, see “Management and Employees—Employees.”

Banking Business

In its financing activities, KfW focuses on the social and economic megatrends of “climate change and the environment”, “globalization”, “social change”, as well as “digitalization and innovation.” Due to the particular importance of the “climate and environment” megatrend, KfW has been aiming to maintain an environmental ratio of at least 38% for its new commitments since 2020 as part of its strategic management system. In 2021, the environmental ratio was 53% (compared to 33% in 2020), and would have been 58% excluding COVID-19 related loan facilities (compared to 50% in 2020). The main drivers for the increase of the environmental ratio were the decrease of commitments under COVID-19 related loan facilities as well as the high volume of commitments under KfW’s program for Energy-Efficient Construction and Refurbishment, which was succeeded by KfW’s benchmark program Federal Funding for Efficient Buildings (BEG) in July 2021. For more information on these programs see “Business – Domestic Promotional Business – SME Bank & Private Clients.” KfW’s environmental ratio reflects the percentage of KfW’s loan commitments for activities in the fields of climate protection (such as renewable energy, energy-efficient projects, sustainable mobility or climate change adaptation) and the protection of resources and environment (such as waste avoidance, wastewater treatment, air pollution control or noise protection) in relation to KfW’s overall new loan commitments for a certain period. To qualify for the calculation of the environmental ratio, the loan commitments taken into account also have to fulfill certain minimum requirements, for example in terms of CO2 or energy reductions to be achieved by the projects which are financed with these commitments.

In addition, KfW is committed to contributing to the achievement of each of the 17 SDGs, which are part of the United Nations’ Agenda 2030 for Sustainable Development, under its promotional and financing mandate. To create transparency, KfW has developed a group-wide reporting method by mapping new commitments to the SDGs. While new commitments in 2021 contributed to all 17 SDGs, the most significant contributions were made to SDG 7 “Affordable and Clean Energy”, SDG 11 “Sustainable Cities and Communities” and SDG 13 “Climate Action.”

In terms of customers, important target groups for KfW’s activities include Germany’s small- and medium-sized enterprises, private households, municipalities, developing countries, as well as export and project finance borrowers. KfW takes ecological and social factors into account in every financing decision based on specific sustainability guidelines, which are in place for all its business sectors. In the case of promotional and project financing in developing countries and emerging economies, as well as in all export and project finance activities around the world, KfW regularly applies internationally recognized environmental and social standards (Environmental and Social Impact Assessment). KfW refuses to fund projects that could conceivably cause unacceptable environmental or social harm and the group-wide Exclusion List of KfW Group applies to all new financing and promotional activities. In 2021, KfW introduced science-based sector guidelines in accordance with the targets of the Paris Climate Agreement as an additional element to steer KfW’s new financing activities in particularly greenhouse gas-intensive sectors.

Sustainability also plays an important role in KfW’s various capital market activities, be it in its role as a green bond issuer and investor or in connection with the sustainable management of its liquidity portfolio. For more information, see “Business—Financial Markets.”

KfW is conscious of the fact that environmental and climate risks, as well as risks arising from poor governance and insufficient social considerations, can have a significant impact on its credit risk positions, as well as on economic and financial systems in general. As a consequence, KfW strives to continuously improve the assessment of its risk positions with a view to gaining a clear picture of the significance of environmental, climate, governance and social aspects as risk drivers.

KfW’s Sustainability Report 2020, which was published in April 2021, complies with the Core option of the Global Reporting Initiative (GRI) standards and also contains KfW Group’s non-financial report in accordance with the German Commercial Code (Handelsgesetzbuch). Based on the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), the report includes a special chapter outlining KfW’s climate-related risks and associated processes in a transparent manner. KfW’s Sustainability Report 2021 is currently expected to be published at the end of April 2022.

Banking Operations

The regulatory framework applicable to KfW’s activities explicitly includes compliance with legal rules and regulations relating to environmental, social and economic matters, as well as the prevention of money laundering, terrorist financing, corruption, fraud, breaches of data protection, insider trading and embargo provisions. In addition, as a public law institution, KfW adheres to the principles of the Federal Government’s Public Corporate Governance Code. Furthermore, KfW is a corporate member of Transparency International and DEG represents KfW Group in its capacity as a supporting member of the Extractive Industries Transparency Initiative. While adverse environmental impacts caused by KfW’s bank operations are limited, KfW strives to reduce the ecological footprint of its banking operations, including by aiming to achieve climate-neutral operations. Among other matters, KfW’s procurement guidelines require that suppliers and potential subcontractors comply with the prohibition of child and forced labor and afford protection against inhumane working conditions. Within the scope of possibilities provided by public procurement law, KfW includes social and ecological requirements in its contract conditions for Europe-wide tenders.

Sustainability Management System and Sustainability Communications

KfW’s sustainability management system establishes responsibilities and procedures to further develop sustainability matters within KfW Group. Overall responsibility for the group’s sustainability strategy and communication rests with the Chief Sustainability Officer—KfW’s Chief Executive Officer—who is supported by sustainability officers and managers at the group, business sector, central unit and site levels. Specific sustainability guidelines for the business sectors and relevant central units set out detailed rules. To ensure continuous progress of the group-wide sustainability commitment, KfW’s strategic objectives define KfW’s ranking as one of the top five national and international promotional banks in relevant sustainability ratings as one of the key targets. KfW regularly interacts openly with its stakeholders about aspects of its business activity related to sustainability with a view to refining its own sustainability goals and enabling stakeholders to address relevant topics. In this context, KfW’s Sustainability Report, which also fulfills statutory requirements, and KfW’s Sustainability Portal are important communication channels.

Financial Statements and Auditors

The consolidated financial statements of KfW included in Exhibit (e) to this annual report have been prepared in accordance with IFRS as adopted by the EU and the additional requirements of German commercial law pursuant to § 315e (1) of the German Commercial Code (Handelsgesetzbuch) and supplementary provisions of the KfW Law. IFRS differs in certain significant respects from accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”), and, as a result, KfW’s consolidated financial statements included in Exhibit (e) to this annual report may differ substantially from financial statements prepared in accordance with U.S. GAAP.

Pursuant to the KfW Law, the annual financial statements of KfW are examined by a Wirtschaftsprüfer (Certified Public Accountant) who is appointed by the Federal Minister of Finance at the proposal of the Board of Supervisory Directors in consultation with the Federal Court of Auditors (Bundesrechnungshof). KfW’s external auditor for the fiscal year ended December 31, 2021 is Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (“EY”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards.

The auditor’s report of EY for the fiscal year ended December 31, 2021, dated March 8, 2022, refers to a combined management report (zusammengefasster Lagebericht). The examination of, and the auditor’s report upon, this combined management report are required under German generally accepted accounting principles. This examination was not made in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, EY does not provide any opinion on such examination, on the combined management report or on the financial statements included in Exhibit (e) to this annual report in accordance with U.S. GAAS or U.S. attestation standards. A reprint of the auditor’s report can be found starting on page 190 of Exhibit (e) to this annual report.

KfW’s external auditor for the fiscal year 2022 will be Deloitte GmbH Wirtschaftsprüfungsgesellschaft, Munich, Germany.

BUSINESS

Introduction

KfW conducts its business in the following business sectors:

•	SME Bank & Private Clients (Mittelstandsbank & Private Kunden);

•	Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden);

•	KfW Capital;

•	Export and Project Finance (KfW IPEX-Bank);

•	Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank and DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH); and

•	Financial Markets.

The following table sets forth the relative size of each of the business sectors in terms of commitments for each of the years indicated.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,		Year-to-Year
	2021	2020	% change

	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	72,980	86,274	-15
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	9,465	19,213	-51
KfW Capital	502	871	-42
Export and project finance (KfW IPEX-Bank)	13,644	16,584	-18
Promotion of developing countries and emerging economies	10,145	12,394	-18
of which KfW Entwicklungsbank	8,611	10,983	-22
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,534	1,411	9
Financial markets	527	400	32

Total promotional business volume (1) (2)	107,050	135,269	-21

(1)

Total promotional business volume for the full year ended December 31, 2021 has been adjusted for commitments of EUR 212 million, compared to EUR 468 million for the corresponding period in 2020, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain promotional programs of SME Bank.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

The following table shows the relative size of each of the six business sectors in terms of percentage of commitments outstanding and economic capital required at year-end 2021. In general, a lower percentage in economic capital required compared to the percentage of commitments outstanding illustrates a below average risk associated therewith. The percentage of economic capital required of the business sector Financial Markets also includes the economic capital required for treasury activities.

RELATIVE SIZE OF EACH BUSINESS SECTOR

	As of December 31, 2021
	Commitments outstanding	Economic capital required (1)
SME Bank & Private Clients	54%	42%
Customized Finance & Public Clients	13%	3%
KfW Capital	0%	1%
Export and Project Finance (KfW IPEX Bank)	14%	8%
Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank and DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH)	8%	7%
Financial Markets	9%	3%

Total (in EUR billions)	599.4	15.3

(1)

The balance of economic capital required relates to group functions. The economic capital required has been calculated on a solvency level of 99.90%. For more information concerning economic capital required of KfW Group, see “Combined management report—Risk report—Risk management approach of KfW Group—Internal capital adequacy assessment process—Economic risk-bearing capacity” included in Exhibit (e)  to this annual report.

Domestic Promotional Business

General

To support the economic and policy objectives of the Federal Government, KfW offers a broad range of financing programs in Germany and, to a limited extent, elsewhere in Europe, as well as grants funded from the federal budget for domestic promotional purposes. KfW’s predominant domestic finance activities are conducted by the business sectors SME Bank & Private Clients, Customized Finance & Public Clients, and by KfW Capital. Certain further promotional activities targeting the domestic market are reported under the Financial Markets business sector.

Under the KfW Law, KfW must generally involve banks or other financing institutions when granting financing. Therefore, KfW involves commercial banks in the handling of its loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrowers. To a limited extent, however, KfW is allowed to grant financing directly to ultimate borrowers (e.g., for the financing of municipalities). By lending to commercial banks, KfW, in principle, insulates itself from credit exposure to ultimate borrowers and gains the benefit of the commercial banks’ knowledge of their customers as well as their administrative and servicing expertise. KfW monitors its exposures to, and the credit standing of, each bank or other financing institution to which it lends. As of December 31, 2021, KfW had extended loans to approximately 160 commercial banks in its domestic business sectors. In 2021, 61% (2020: 61%) of KfW’s total interbank exposure (exposure at default) was attributable to KfW’s ten largest banking group counterparties. Most of this exposure relates to KfW’s on-lending business, while the portion deriving from other business transactions – including derivatives, securities, money market and global loan transactions – is much more limited.

KfW offers two different models for processing KfW loans to commercial banks. KfW’s traditional and most important model for handling its lending business is based on individual loan applications by each borrower within the framework of specified loan or mezzanine capital instruments. Under the other model, KfW extends global funding facilities and program-based global loans to Landesförderinstitute, as well as non-program-based global loans to selected financial institutions in Germany and Europe.

Individual Loans. KfW defines detailed formal eligibility requirements for each loan that it extends to a commercial bank, as well as for each loan the commercial bank on-lends to the ultimate borrower under each of its lending programs. Borrowers in general do not apply directly to KfW, but may only apply for a KfW loan through a commercial bank. This intermediate bank appraises the financial and business situation of the applicant, takes collateral for the loan and assumes liability for repayment to KfW. KfW loans on-lent by commercial banks are normally collateralized by liens on real property or other assets, or are guaranteed by the Federal Republic or by one of the Länder. The processing of individual loans within KfW’s lending programs is characterized by two formally separate loan approvals – first by the intermediate bank and then by KfW. KfW’s loan approval, however, in most cases depends solely on a review of the individual loan application in order to assess compliance with the requirements defined for each respective lending program.

In recent years, KfW has modernized its application and approval process for loans with the aim of attaining a more efficient, automated and accelerated process. For this purpose, KfW has developed a digital online platform for its standardized loan programs. The online platform provides immediate feedback as to KfW’s approval of loans in the form of electronic confirmations for most applications, and electronic confirmations after manual processing by KfW for more complex products (for instance, environmental programs for SMEs, municipal enterprises, businesses, and non-profit organizations). Since the beginning of 2020, all of KfW’s standardized domestic, commercial and non-direct municipal products are offered exclusively via the online platform. All intermediate banks have access to the online platform and use it for their application processes.

KfW applies different pricing models for granting loans: a fixed-rate pricing model and a risk-adjusted pricing model. Under the fixed-rate pricing model, the commercial banks to which KfW lends are permitted to on-lend these funds at fixed spreads over the applicable interest rate payable to KfW. This fixed-rate pricing model is applied to housing investment and some lending programs for start-up financing. Moreover, it is also applied to education lending programs. Under the risk-adjusted pricing model, KfW establishes pricing categories based on a combination of the borrower’s creditworthiness and the collateral securing the loan. Under each lending program, KfW sets maximum interest rates for each pricing category. The on-lending banks assess the risk profile of the ultimate borrower and the collateral securing the loan to determine the applicable pricing category for each loan and the applicable maximum interest rate for the pricing category. KfW’s role in the pricing process is limited to verifying that banks derive the appropriate maximum interest rate from the ultimate borrower’s creditworthiness and the collateral provided.

Under KfW’s traditional SME lending programs, the on-lending banks are liable to KfW and bear the risk of customer default as described above. In recent years, KfW has constantly been reworking and renewing its SME financing programs to increase its support for SMEs. Under some of those lending programs, to which the risk-adjusted pricing model applies, KfW offers the option of a partial exemption from liability to on-lending banks. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. The risk-adjusted pricing model applies, amongst others, to SME Bank & Private Clients’ largest and most important lending program, the KfW Unternehmerkredit (Entrepreneurial Loan program). In addition, mezzanine capital offered by SME Bank & Private Clients and its special programs for investments by micro- enterprises are designed so that KfW assumes direct exposure to the credit risk of the ultimate borrowers, which in turn is covered or compensated in different ways: by means of risk premiums included in the interest rate charged to the ultimate borrowers, or by means of guarantees from the Federal Government or the European Investment Fund.

Global Loans and Global Funding Facilities. Global loans and global funding facilities differ from KfW’s individual loans primarily in terms of simplified processing, the lack of a requirement for formal loan approval by KfW with respect to each individual ultimate borrower and, in general, a higher degree of flexibility for the on-lending Landesförderinstitute and selected financial institutions. KfW expects the receiving institutions to on-lend funds within a reasonable period of time. In contrast to KfW’s individual loans, global loans and global funding facilities offer greater loan-structure flexibility. As a result, these instruments, when compared with KfW’s traditional lending programs, carry lower administrative costs for both KfW and the on-lending institutions. Accordingly, ultimate borrowers generally benefit from favorable interest rates.

KfW offers different kinds of global loans and global funding facilities: program-based global loans and global funding facilities to Landesförderinstitute and non-program-based global loans to selected financial institutions in Germany and Europe. Most Landesförderinstitute are independent public law institutions and benefit from explicit statutory guarantees by the respective Land. Each Landesförderinstitut is responsible for promotional matters within its federal state.

Landesförderinstitute use KfW’s program-based global loans to finance specified investments relating to SMEs, housing projects and municipal infrastructure projects in their respective Land within the framework of cooperative loan programs of the respective Landesförderinstitut and KfW. The conditions of each cooperative loan program are required to comply with the conditions of the relevant KfW program. The funds to Landesförderinstitute are generally extended in the form of lump sums, which are then broken down and granted to ultimate borrowers as individual loans.

Moreover, KfW extends global funding facilities exclusively to Landesförderinstitute for their own promotional funding purposes, thus offering flexibility with respect to the use of funds extended in their promotional business without a direct link to any of KfW’s lending programs.

KfW also extends non-program-based global loans to selected financial institutions in Germany and elsewhere in Europe, which these institutions on-lend as individual loans and leases to finance SMEs, housing projects and energy efficiency projects.

KfW measures to mitigate the economic impact of the COVID-19 pandemic in Germany

KfW Special Program. In March 2020, KfW, in close coordination with the Federal Government, launched the KfW Special Program (KfW-Sonderprogramm, initially named KfW-Sonderprogramm 2020) with the primary goal of providing liquidity to enterprises in Germany affected by the COVID-19 pandemic, including companies of all sizes as well as self-employed and freelance professionals. In view of the ongoing COVID-19 pandemic and associated governmental measures, the Federal Government initially decided to extend the deadline for commitments under the KfW Special Program from December 31, 2020 to December 31, 2021. From April 1, 2021, onwards, in accordance with EU state aid rules, the maximum loan amounts available to the various categories of borrowers were increased considerably. At the end of 2021, the Federal Government decided to again extend the deadline for applications to the KfW Special Program until April 30, 2022. From January 1, 2022, onwards, in accordance with EU state aid rules, the maximum loan amounts available to the various categories of borrowers were increased again.

The KfW Special Program was implemented through different loan programs: (1) the KfW Entrepreneurial Loan (KfW-Unternehmerkredit) for enterprises established on the market for more than five years, (2) the ERP Loan for Start-ups (ERP-Gründerkredit – universell) for enterprises established on the market for less than 5 years, (3) the KfW Syndicated Loan (Direktbeteiligung für Konsortialfinanzierung) for larger-scale financings targeted at larger companies, and (4) the KfW Instant Loan 2020 (KfW-Schnellkredit 2020). Options (1) and (2) involve commercial banks in the handling of the loans by means of the on-lending principle which applies to the majority of KfW’s loan programs. However, the COVID-19 related facilities, which are designated by adding “Corona” to the loan programs’ names, include a partial exemption from liability for on-lending banks of 80% to 90%. With option (3), KfW offers a syndicated loan approach, designed as an individually structured direct loan program for larger companies. Financing is provided directly to beneficiaries by KfW together with a consortium of private banks to meet investment and working capital needs of the beneficiaries. KfW’s financing share in these syndicated loans is limited to 80%. Loans under option (4), the KfW Instant Loan 2020 program, include a general waiver of the usual risk assessment and a full exemption from liability for on-lending commercial banks or financing partners involved, which means that the entire credit risk of any loans granted under the KfW Instant Loan 2020 program remains with KfW. These modifications are aimed at facilitating and accelerating the granting of loans by the on-lending commercial banks and other financing partners.

Within the KfW Special Program, KfW also facilitates the financing of charitable and social organizations via global loans to Landesförderinstitute.

Pursuant to separate guarantee declarations, the Federal Republic has undertaken to bear all financial risks incurred by KfW in connection with the KfW Special Program.

Additional support measures targeted at particular customer groups. Over the course of 2020, KfW and the Federal Government established additional COVID-19 support measures in order to provide financing to particular customer groups, which are currently still in place.

With respect to start-ups, venture capital is being mobilized via private fund managers, with the associated measures operationalized by KfW Capital. In addition, equity and equity-like capital for start-ups and small SMEs is provided via global loans to Landesförderinstitute.

With respect to the KfW Student Loan Program, two temporary measures were implemented in close coordination with the Federal Government. First, the interest rate under this program has been set to 0% for all loans that are in the disbursement phase, including all new applications. The cost incurred in connection with this interest rate subsidy will be covered by the Federal Ministry of Education and Research during the period from May 1, 2020 to September 30, 2022. Second, the group of applicants for the KfW Student Loan Program was temporarily extended to all foreign citizens who met the general eligibility criteria for the period from July 1, 2020 to March 31, 2021.

Pursuant to a separate guarantee declaration, the Federal Republic will bear the financial risks KfW incurs in connection with the temporary extension of the KfW Student Loan Program to foreign applicants (excluding a portfolio of 300 loans).

SME Bank & Private Clients

KfW’s SME Bank & Private Clients business sector supports SMEs, large-scale enterprises, business founders, start-ups and self-employed professionals, and offers financing for various purposes to companies in different stages of development. Additionally, this business sector extends housing-related loans and grants as well as financing for education to private individuals. Financing is provided primarily by means of loan programs (2021: EUR 61.8 billion, 2020: EUR 81.8 billion), mezzanine programs (2021: EUR 0.1 billion, 2020: EUR 0.1 billion) and grant-based programs (2021: EUR 11.1 billion, 2020: EUR 4.3 billion).

In 2021, SME Bank & Private Clients committed financing to improve social living conditions and to support the German economy in an amount of EUR 73.0 billion (2020: EUR 86.3 billion). The following table shows commitments by fields of promotional activity for each of the years indicated.

SME BANK & PRIVATE CLIENTS COMMITMENTS

	Year ended December 31,		Year-to-Year
	2021	2020	% change
	(EUR in billions)		(in %)
SME Bank	29.6	48.1	-38
Start-up financing and general investment	16.2	39.7	-59
Innovation	1.1	0.8	38
Environmental investment	12.3	7.6	62

Private Clients	43.4	38.2	14

Housing investment programs	6.1	8.8	-31
Education programs	2.0	2.5	-20
Environmental investment	35.3	26.9	31

Total commitments (1)	73.0	86.3	-15

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

In 2021, commitments in SME Bank decreased significantly compared to 2020. This decrease was primarily attributable to lower commitments in the KfW Special Program.

Since July 1, 2021, KfW has been able to pass on negative interest rates to its financing partners in its on-lending promotional business. While interest rates for the ultimate borrowers will remain positive, they nevertheless benefit from significant interest rate reductions. The ability to pass on negative interest rates also increases KfW’s ability to differentiate interest rates more strongly by promotional objectives such as digitalization and climate action.

Furthermore, on July 1, 2021 KfW launched the benchmark program Federal Funding for Efficient Buildings (BEG) in cooperation with the Federal Ministry for Economic Affairs and Energy (now named Federal Ministry for Economic Affairs and Climate Action), which was designed to replace the KfW Program for Energy-Efficient Construction and Refurbishment, which was discontinued as of June 30, 2021. For information on the decision to discontinue the program Federal Funding for Efficient Buildings (BEG) in late January 2022, see “Recent Developments — Other Recent Developments — Domestic Promotional Business” in KfW’s Amendment No. 3 on 18-K/A to KfW’s Annual report on Form 18-K for 2020.

SME Bank

According to a representative KfW survey in the German SME sector, known as KfW SME Panel, Germany had an estimated 3.8 million SMEs (defined for the purposes of the survey as companies with an annual group turnover of up to EUR 500 million) in 2020.

SME Bank primarily offers loan programs. Under some loan programs, SME Bank offers a partial exemption from liability to on-lending banks. If an on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank.

SME Bank also extends mezzanine capital in the form of unsecured subordinated loans, which contain equity-like elements combining characteristics of debt and equity capital. In these financings, on-lending banks are not liable to SME Bank for the subordinated loans. The interest rate of these loans takes into account the prevailing rates in the capital markets as well as the borrower’s credit standing and collateral securing the loans. The borrower’s creditworthiness is first assessed by the on-lending bank. However, as KfW assumes the credit risk of the loan, it reserves the right to review and, if necessary, to revise the on-lending bank’s assessment by applying KfW’s own rating standards.

Start-up Financing and General Investment Programs

SME Bank provides start-up financing and financial support for general investments for a wide range of purposes, such as investments in property and buildings, in plants or in machinery and equipment. In 2021, commitments in this field amounted to EUR 16.2 billion compared to EUR 39.7 billion in 2020. This was primarily due to a significantly reduced demand for financings extended under the KfW Special Program. Commitments under the KfW Entrepreneurial Loan Corona (KfW-Unternehmerkredit Corona) decreased to EUR 5.5 billion (2020: EUR 28.3 billion), commitments under the ERP Loan for Start-ups Corona (ERP-Gründerkredit – Corona) decreased to EUR 0.5 billion (2020: EUR 1.4 billion), and commitments under the KfW Instant Loan 2020 (KfW-Schnellkredit 2020) decreased to EUR 3.0 billion (2020: EUR 5.9 billion).

Innovation Programs

SME Bank provides financing for innovations by extending funds for research, development and digitalization activities, either by providing loans or mezzanine capital. Commitments in the field of innovation financing increased to EUR 1.1 billion in 2021 (2020: EUR 0.8 billion), with the ERP Promotion for Innovation and Digitalization program being the main driver for this increase.

Environmental Investment Programs

SME Bank finances environmental protection projects, in particular for measures aiming at increasing energy and resource efficiency, reducing greenhouse gas emissions, or intensifying the use of renewable energy sources. Commitments under SME Bank’s environmental investment programs in 2021 increased significantly (EUR 12.3 billion in 2021 compared to EUR 7.6 billion in 2020). While the commitment volume under KfW’s Renewable Energy Program remained approximately at the prior year level (EUR 3.9 billion in 2021 compared to EUR 3.7 billion in 2020), other programs soared. In particular, the new Federal Funding for Efficient Buildings (BEG) program that was launched on July 1, 2021, started out with high demand: committed volumes in 2021 amounted to EUR 2.8 billion for loans and EUR 2.7 billion for grants.

Commitments under the Federal Funding for Energy and Resource Efficiency program amounted to EUR 380 million in 2021, making it an important program of KfW for reducing CO2 emissions in the industrial sector.

The SME Climate Protection Facility (KfW-Klimaschutzoffensive für den Mittelstand), which was launched in March 2020, further contributed to the overall growth in 2021 (EUR 296 million in 2021 compared to EUR 68.3 million in 2020).

In November 2021, the Federal Ministry for Digital and Transport and KfW launched a new grant program to promote the procurement and construction of new charging points available to charge electric vehicles used on a commercial basis and to charge electric vehicles of employees. The program offers an investment grant in the amount of EUR 900 for each charging point installed. Commitments under this program amounted to EUR 31 million in 2021.

Private Clients

Housing Investment Programs

Housing investment programs in Private Clients provide funds for the promotion of home ownership and for the improvement of the security of, and the accessibility to or within, existing homes. Some of these programs are subsidized through interest rate reductions paid for by federal funds. Commitments in 2021 decreased to EUR 6.1 billion (2020: EUR 8.8 billion), of which EUR 4.0 billion (2020: EUR 5.8 billion) were granted for home ownership promotion programs. Commitments under the Baukindergeld program, which aims to promote home ownership for families with children and for single parents, amounted to EUR 1.8 billion in 2021 (2020: EUR 2.6 billion).

Education Programs

Private Clients supports students and employees in higher education and advanced occupational training with direct loans. Some of these programs are covered by a credit guarantee of the Federal Government and Länder. In 2021, commitments decreased to EUR 2.0 billion (2020: EUR 2.5 billion). In 2021, commitments in the KfW Student Loan amounted to EUR 0.8 billion (2020: EUR 1.3 billion). The primary reason for lower new student loan commitments in 2021 compared to 2020 was that the temporary extension of the KfW Student Loan to all foreign citizens expired in March 2021. A second reason for lower demand was that it was easier again for students to find side jobs in 2021 compared to 2020, so their financing needs decreased.

Environmental Investment Programs

The sector of energy-efficient investments registered a significant increase. Commitments under the benchmark program Federal Funding for Efficient Buildings (BEG) for Private Clients that was launched in July 2021 amounted to EUR 10 billion for loans and EUR 5.2 billion for grants. The program supported investments in the construction of energy-efficient new buildings and the energy-efficient refurbishment of existing ones. Its predecessor, the KfW program for Energy-Efficient Construction and Refurbishment, was discontinued on June 30, 2021. In the first six months of 2021, commitments under the program amounted to EUR 19.3 billion compared to EUR 26.8 billion in 2020 (full year). For information on the decision to discontinue the program Federal Funding for Efficient Buildings (BEG) in late January 2022, see “Recent Developments — Other Recent Developments — Domestic Promotional Business” in KfW’s Amendment No. 3 on 18-K/A to KfW’s Annual report on Form 18-K for 2020.

Commitments under the grant-based program Private Charging Infrastructure (Private Ladeinfrastruktur) that was launched in November 2020 to support the purchase and installation of private charging stations for electric cars at residential buildings amounted to EUR 728 million in 2021 (2020: EUR 149 million). The program was discontinued at the end of October 2021.

Customized Finance & Public Clients

KfW’s Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden) business sector provides individual financing solutions for municipal and social infrastructure projects, offers corporate loans and project financing and grants global funding instruments to the Landesförderinstitute and other financial institutions.

The following table shows Customized Finance & Public Clients’ commitments by field of promotional activity for each of the years indicated:

CUSTOMIZED FINANCE & PUBLIC CLIENTS COMMITMENTS

	Year ended December 31,		Year-to-Year
	2021	2020	% change

	(EUR in millions)		(in %)
Municipal infrastructure programs	4,605	4,769	-3
Corporate loans and project finance	323	9,323	-97
Global funding facilities to Landesförderinstitute	2,007	3,177	-37
Global loans to support start-ups and small enterprises (1)	243	619	-61

	Year ended December 31,		Year-to-Year
	2021	2020	% change

	(EUR in millions)		(in %)
Program for the refinancing of export loans	766	1,075	-29
Global loans to selected financial institutions	1,520	250	508

Total commitments (2)	9,465	19,213	-51

(1)	Global loans to Landesförderinstitute as part of the COVID-19 support measures.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

Commitments in the business sector Customized Finance & Public Clients decreased to EUR 9.5 billion in 2021 from EUR 19.2 billion in 2020. This decrease was primarily driven by a significantly lower demand for COVID-19 support measures which amounted to EUR 0.4 billion in 2021 compared to EUR 9.5 billion in 2020. In particular, demand for the KfW Syndicated Loan program decreased by EUR 8.3 billion compared to 2020.

Commitments under other programs of the business sector decreased by EUR 0.6 billion in 2021. This decrease was mainly due to reduced credit demand, especially with respect to the global funding facilities to Landesförderinstitute, but was to a large extent offset by a strong increase in commitments under the program Global loans to selected financial institutions.

Municipal Infrastructure Programs

Customized Finance & Public Clients provides financing for investments in municipal and social infrastructure, either as direct loans to municipalities (i.e., local and municipal authorities and municipal special-purpose associations) or through KfW’s ordinary on-lending scheme involving commercial banks. The latter is used for infrastructure investments by private companies that are majority-owned by municipal authorities and social investments made by non-profit organizations. Some of the municipal infrastructure programs are subsidized by federal funds. In total, commitments for municipal infrastructure programs decreased to EUR 4.6 billion in 2021 from EUR 4.8 billion in 2020. The decrease was due to Global loans to refinance charitable and social organizations as part of the COVID-19 support measures, which recorded commitments of EUR 486 million in 2020 compared to no commitments in 2021. Not taking into account the effects related to the COVID-19 support measures, commitments under the remaining municipal infrastructure programs recorded an increase of more than 8%.

Global Loans and Global Funding Facilities

The following table shows Customized Finance & Public Clients’ commitments designated to global loans and global funding facilities for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2021	2020	% change

	(EUR in millions)		(in %)
Global funding facilities to Landesförderinstitute	2,007	3,177	-37
Global loans to support start-ups and small enterprises (1)	243	619	-61
Global loans to refinance charitable and social organizations (1)	0	486	n.a.
Program-based global loans to Landesförderinstitute	674	546	23
Non program-based global loans to selected financial institutions in Germany and Europe	1,520	250	508

Total commitments (2)	4,444	5,078	-12

(1)	Global loans to Landesförderinstitute as part of the COVID-19 support measures.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

Customized Finance & Public Clients also grants global loans to selected financial institutions in Germany in order to refinance leasing contracts to SMEs, as well as to selected financial institutions in Europe in order to cooperate in the field of SME financing in Europe. The financial institutions in turn break down the global loans and extend individual loans and leases to SMEs. In 2021, global loans to selected financial institutions in Germany and Europe increased to EUR 1.5 billion (2020: EUR 0.3 billion). This amount is mainly attributable to the refinancing of leasing contracts. The demand for the refinancing of leasing contracts in Germany increased significantly in 2021, offsetting the COVID-19 related sharp decline in 2020. In addition, one global loan transaction with a European financial institution was closed in 2021.These developments were driven by an increased investment appetite in the SME sector.

The decrease in Global Funding Facilities to Landesförderinstitute was due to lower refinancing needs and high liquidity in capital markets. Alternative refinancing options also played a role, e.g. own capital market presence of Landesförderinstitute, TLTRO (targeted longer-term refinancing operations of the Eurosystem, as defined below) or the expansive money policy of ECB.

Program for the Refinancing of Export Loans

Customized Finance & Public Clients offers commercial banks long-term refinancing of export loans covered by an official export credit guarantee of the Federal Government referred to as “Hermes Cover.” These guarantees are managed by Euler Hermes Aktiengesellschaft (“HERMES”) on behalf and for the account of the Federal Government. For more information on HERMES, see “Business—Export and Project Finance (KfW IPEX-Bank)—Business.” In 2021, KfW made commitments of EUR 0.8 billion (2020: EUR 1.1 billion) under this program. The decrease of commitments in 2021was mainly due to larger export projects having been completed in 2020.

Corporate Loans and Project Finance

Customized Finance & Public Clients provides corporate loans, project financing and some equity financing.

Overall, the commitments in corporate loans and project financing were characterized by a normalized credit demand. Accordingly, the decrease from EUR 9.3 billion in 2020 to EUR 323 million in 2021 was mainly driven by a significant decrease of EUR 8.3 billion in connection with the COVID-19 support programs under the KfW Syndicated Loan program.

KfW Capital

KfW Capital, KfW’s venture capital subsidiary, was incorporated as a legally independent entity on August 31, 2018. KfW Capital’s general partner, KfW Capital Verwaltungs GmbH, is wholly-owned by KfW Capital and was incorporated on August 9, 2018. KfW acts as the limited partner and ultimately is the sole owner of KfW Capital. In the course of 2021, KfW Capital obtained a license as a Class 2 investment firm, i.e. a medium-sized investment firm (Mittleres Wertpapierinstitut) pursuant to German Securities Institution Act (Wertpapierinstitutsgesetz, WpIG), the German law based on the EU Investment Firm Directive 2019/2034 (IFD) and Investment Firm Regulation 2019/2033 (IFR). As medium-sized investment firm, KfW Capital is subject to this specific regulatory regime.

The business objective of KfW Capital is to invest in German and European venture capital and venture debt funds with the aim of improving access to capital for innovative technology-oriented growth companies in Germany through professionally managed funds with a minimum fund size of EUR 50 million. KfW Capital only invests in funds and does not invest directly in companies. For the coming years, the targeted average investment volume is around EUR 400 million per year. KfW Capital intends to invest up to a maximum of EUR 75 million into a fund’s capital and to acquire a maximum of 19.99% of a fund’s capital and voting rights. Additionally, KfW Capital is also mandated on behalf of the Federal Government to promote future technologies, referred to as the “Future Fund” (Zukunftsfonds).

Commitments related to KfW Capital amounted to EUR 502 million in 2021, compared to EUR 871 million in 2020. This decrease was mainly driven by significantly lower commitments under the Corona Matching Facility and no new commitments under the Corona Liquidity Facility in 2021 due to both facilities’ discontinuation. The Corona Matching Facility and the Corona Liquidity Facility were part of the Federal Government’s COVID-19 support package for start-ups and small enterprises. In 2021, commitments of KfW

Capital mainly reflected commitments of EUR 187 million via the ERP Venture Capital Fund investment program and additional commitments of EUR 111 million through the expansion of the fund-of-funds investments via the ERP/Zukunftsfonds Growth Facility. Moreover, the German Future Fund (GFF) – EIF Growth Facility started as the first module of the Future Fund with commitments of EUR 183 million. The Corona Matching Facility, the Corona Liquidity Facility and the Future Fund are guaranteed by the Federal Republic and funding through these facilities is refinanced by KfW.

The following table shows the commitments of KfW Capital for each of the years indicated:

COMMITMENTS KFW CAPITAL*

	Year ended December 31,		Year-to-Year
	2021	2020	% change

	(EUR in millions)		(in %)
High-Tech Start-up Funds	1	2	-43
ERP Venture Capital Fund Investments	187	184	2
ERP/Zukunftsfonds Growth Facility	111	0	n.a.
Corona Matching Facility / Corona Liquidity Facility	20	685	-97
GFF – EIF Growth Facility	183	0	n.a.

Total commitments (1)	502	871	-42

*	Amounts in the table may not add up due to rounding differences.

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

Export and Project Finance (KfW IPEX-Bank)

Corporate Background

KfW IPEX-Bank conducts export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf, while it conducts the promotional export and project finance activities in its own name on behalf of KfW on a trust basis. KfW provides funding for KfW IPEX-Bank at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. As of January 1, 2008, and in accordance with the understanding reached between the European Commission and the Federal Republic, KfW IPEX-Bank commenced operations as a legally independent entity wholly-owned by KfW. For more information, see “General—Relationship with the Federal Republic—Understanding with the European Commission.”

Total assets of KfW IPEX-Bank (IFRS, before consolidation) amounted to EUR 28.9 billion as of December 31, 2021 (December 31, 2020: EUR 29.6 billion). Total outstanding loans and guarantees (including promotional activities) for KfW’s business sector Export and Project Finance amounted to EUR 57.1 billion as of December 31, 2021 (December 31, 2020: EUR 58.1 billion). KfW IPEX-Bank is headquartered in Frankfurt am Main, Germany, and maintains a branch office in London, United Kingdom and representative offices in nine locations outside Germany. As of December 31, 2021, KfW IPEX-Bank employed 897 persons, excluding managing directors but including temporary personnel (December 31, 2020: 852).

In accordance with the understanding with the European Commission, KfW IPEX-Bank has obtained a banking license and is subject to the KWG and the corporate tax regime. KfW IPEX-Bank is approved as an IRBA (internal ratings-based approach) bank under the Basel II rules by the relevant German supervisory authorities – BaFin and the Deutsche Bundesbank. With respect to the SSM, KfW IPEX-Bank currently does not qualify as a significant credit institution and is therefore not directly supervised by the ECB, but rather continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. Depending on KfW IPEX-Bank’s business growth, KfW IPEX-Bank may qualify as a significant credit institution in the course of the next years, which would lead to direct supervision by the ECB. For additional information on KfW IPEX-Bank and the SSM, see “KfW—General—Supervision and Regulation— Regulation—Supervisory Structure and Enforcement Powers.” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

KfW IPEX-Bank (controlled company) signed a profit transfer agreement with KfW Beteiligungsholding GmbH (controlling company) in order to form a corporate income tax (“CIT”) fiscal unity. Under this profit transfer agreement, KfW IPEX-Bank is required to transfer its entire annual profit under applicable German commercial law to KfW Beteiligungsholding GmbH effective from the end of the fiscal year ended December 31, 2016.

Business

KfW IPEX-Bank focuses on supporting the internationalization and the competitiveness of internationally active German and European companies and offers project, export and trade financing. It provides medium and long-term investment and export financing in the form of amortizing loans, guarantees or leasing financing as well as project, object and acquisition financing. KfW IPEX-Bank also offers derivative instruments to allow its clients to hedge interest and currency risk and instruments for short-term trade financing, such as participations in letters of credit.

With the consent of the Federal Government, KfW delegated the mandate of the management of the Shipping CIRR Program and the ERP (European Recovery Program) Export Financing Program to KfW IPEX-Bank. Both programs are executed by KfW IPEX-Bank, applying strict “Chinese Walls.” The programs offer fixed interest rate loans to buyers based on the CIRR (Commercial Interest Reference Rate), which is a minimum interest rate prescribed by the OECD for officially supported financings in order to ensure competitive neutrality. The Shipping CIRR Program is open to banks financing ships built in German shipyards and offers a refinancing option through KfW. The ERP Export Financing Program supports lending for German exports to emerging and developing countries combined with fixed refinancing through KfW. These loans are supported through the ERP. In the past, lending of CIRR based loans in the ERP Program was provided through KfW IPEX-Bank and via AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, both as lenders of record. Since January 2017, all banks eligible for buyer credit cover (Hermes cover) may directly apply to the ERP Export Financing Program.

KfW, on behalf of the Federal Ministry for Economic Affairs and Energy (now named Federal Ministry for Economic Affairs and Climate Action), has launched the Africa CIRR export financing program (“Africa CIRR”). The program aims to strengthen economic cooperation with Africa. Specifically, Africa CIRR is designed to support loans to finance large-volume German exports and to promote the economy in African buyer countries. All credit institutions eligible to apply for buyer credit cover from the Federal Republic of Germany (so-called Hermes cover) are eligible for the Africa CIRR. The Federal Republic of Germany mandated KfW and KfW designated KfW IPEX-Bank to administer the program.

KfW IPEX-Bank’s principal customers are German and European companies (and their customers) with international operations and larger medium-sized companies in basic and manufacturing industries as well as in the retail, health, telecommunications, power/renewables, water, shipping, aviation, rail, transport and social infrastructure sectors.

Traditionally, the bulk of loans extended by KfW IPEX-Bank has been used for export and project financing to buyers of German or European exports. In recent years, KfW IPEX-Bank has increasingly extended loans to finance direct investments by German enterprises and other corporate purposes linked to the internationalization of German companies. In addition, KfW IPEX-Bank co-finances large-scale infrastructure projects and means of transport (e.g., airplanes and vessels) in the German and European transport sector. KfW IPEX-Bank also provides, as part of its core business, financing for environment and climate protection projects. Finally, KfW IPEX-Bank’s loans are also used to secure sources of raw materials for the German and European industry.

KfW IPEX-Bank’s loans are generally extended directly to the ultimate borrower, and KfW IPEX-Bank grants a significant portion of these loans at its own risk. KfW IPEX-Bank regularly cooperates with other financial institutions by way of consortia and syndications. In some cases, KfW IPEX-Bank may arrange for commercial banks to assume the risk on portions of loans made by KfW IPEX-Bank through risk-participations, for which KfW IPEX-Bank pays a fee to the bank assuming the risk. KfW IPEX-Bank is eligible to act as on-lending bank under certain of KfW’s promotional programs. In 2021, KfW IPEX-Bank refinanced loan commitments for export and project finance under KfW’s promotional programs in an amount of EUR 212 million (2020: EUR 468 million).

From time to time, KfW IPEX-Bank also enters into framework loan agreements with non-German banks, which enable such banks to extend loans to their customers for the purpose of importing equipment from German or other European exporters. Because the amounts of individual loans are usually small, the related transaction costs are relatively high. The framework agreements help to reduce these transaction costs.

Loans extended by KfW IPEX-Bank are usually secured by collateral and often benefit from a payment guarantee or other security arrangement. Loans extended to finance direct investments may benefit from an investment guarantee against political risk by the Federal Republic if the host country risk is assessed to be substantial.

A portion of export finance loans extended by KfW IPEX-Bank is guaranteed by the Federal Republic through HERMES, the official German export credit insurer. HERMES insurance covers up to 95% – in some instances even up to 100% – of KfW IPEX-Bank’s export and project finance business risk, so that the risk of the portion covered is the equivalent of Federal Government risk. HERMES also provides coverage for related deliveries from other, mainly European, countries provided that they do not exceed a certain portion of the total delivery for which an export finance loan was extended. Furthermore, KfW IPEX-Bank’s financing frequently benefits from a guarantee by a foreign export credit agency or a government instrumentality in the buyer’s country.

For borrowers in other European and OECD countries where the country risk is not considered high, KfW IPEX-Bank has been increasingly extending loans on the basis of ordinary banking collateral (e.g., mortgages on aircraft or ships) without seeking the benefit of HERMES or similar coverage. In addition, even when HERMES coverage is sought, KfW IPEX-Bank often extends loans on which the insured portion is less than 95%. As of December 31, 2021, outstanding loans and guarantees (including promotional activities) outside Germany for KfW’s business sector Export and Project Finance amounted to EUR 43.9 billion, of which EUR 9.2 billion, or 21%, were export finance loans which are fully or partly guaranteed by HERMES.

Commitments

The following table shows commitments in KfW’s business sector Export and Project Finance for each of the years indicated:

EXPORT AND PROJECT FINANCE COMMITMENTS

	Year ended December 31,				Year-to-Year
	2021		2020		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Commercial business	11,457	84	13,832	83	-17
Promotional business (conducted on behalf of KfW)	2,186	16	2,753	17	-21

Total commitments (1)	13,644	100	16,584	100	-18

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

In 2021, total commitments of the Export and Project Finance business sector decreased to EUR 13.6 billion from EUR 16.6 billion in 2020, including commitments under the CIRR scheme for bank refinancing, which is supported by the federal budget. With the consent of the Federal Government, KfW has delegated the mandate for the CIRR scheme for bank refinancing to KfW IPEX-Bank.

The decrease in total commitments in 2021 compared to 2020 was driven by lower commitments in almost every sector since new business continued to be impacted by the effects of the ongoing COVID-19 pandemic on the global economy.

Commitments by Sector. The following table shows KfW IPEX-Bank’s commitments by sector for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2021	2020	% change

	(EUR in millions)		(in %)
Power, renewables and water	2,664	2,808	-5
Maritime industries	2,361	1,453	63
Financial institutions, trade and commodity finance	2,310	2,509	-8
Industries and services	1,625	2,306	-30
Aviation, mobility and transport	1,458	2,686	-46
Infrastructure	1,331	1,684	-21
Basic industries	1,292	2,438	-47
CIRR scheme for bank refinancing (ship + Africa + ERP finance) (1)	603	701	-14

Total commitments	13,644	16,584	-18

(1)

Starting in 2021 the CIRR scheme for bank refinancing includes commitments in an amount of EUR 100 million under the new Africa CIRR scheme designed to support German exports to Africa and to promote the economy in African buyer countries.

Commitments in export and project finance decreased compared to 2020 due to the impact of the ongoing COVID-19 pandemic on global trade. Commitments (excluding those under the CIRR scheme for bank refinancing) amounted to EUR 13.0 billion in 2021 (2020: EUR 15.9 billion). The highest commitment volumes were achieved in the power, renewables and water sector with EUR 2.7 billion (2020: EUR 2.8 billion), followed by the maritime industries sector with commitments of EUR 2.4 billion (2020: EUR 1.5 billion).

In 2021, commitments under the CIRR scheme for bank refinancing decreased slightly to EUR 0.6 billion from EUR 0.7 billion in 2020, driven by the continued impact of the ongoing COVID-19 pandemic on global trade.

Commitments by Geographic Area. KfW IPEX-Bank’s commitments were reported for the following three regions in 2021: Germany; Europe (excluding Germany, but including Russia and Turkey); and the rest of the world. In 2021, KfW IPEX-Bank’s commitments for project and export financing (excluding the CIRR scheme for bank refinancing) within Germany decreased to EUR 3.9 billion from EUR 5.2 billion in 2020. In 2021, commitments in Europe (excluding Germany, but including Russia and Turkey) decreased to EUR 5.6 billion from EUR 6.1 billion in 2020. KfW IPEX-Bank’s commitments in the rest of the world in 2021 decreased to EUR 3.5. billion compared to commitments of EUR 4.6 billion in 2020. Commitments under the CIRR scheme for bank refinancing (2021: EUR 0.6 billion; 2020: EUR 0.7 billion) are trans-regional.

Commitments by Product. The following table shows KfW IPEX-Bank’s commitments by product for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2021	2020	% change

	(EUR in millions)		(in %)
Corporate transactions (for German or European export companies)	9,475	12,460	-24
Thereof
Loans (term loans and bullet)	4,934	7,049	-30
Trade finance	1,760	2,016	-13
Revolving credit facilities for cash drawings	1,651	1,713	-4
Guarantees	969	1,477	-34
Lease finance	162	205	-21
Project finance (1)	2,103	2,565	-18
Asset finance (1)	952	275	246
Acquisition finance (1)	511	487	5
Loans to funds	—	95	-100
CIRR scheme for bank refinancing (ship + ERP finance)	603	701	-14

Total commitments	13,644	16,584	-18

(1)

The product categories project finance, asset finance and acquisition finance may also include loans, guarantees, lease finance or revolving credit facilities that are not attributed to any sub-category under the corporate transactions product category.

Funding

The funds for KfW IPEX-Bank’s commitments are mainly provided by KfW through borrowings in the capital markets. KfW provides funding to KfW IPEX-Bank’s international project and export finance business at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. For those areas of export finance which the European Commission has deemed to fall within the scope of the promotional activities of KfW, funds from the ERP Special Fund may also be used for subsidizing interest rates. In 2021, EUR 125 million of loan disbursements were supported by the ERP Special Fund (2020: EUR 117 million).

The terms of export and project finance loans funded in the capital markets are based on the cost of funds to KfW, plus a margin intended to cover the administrative cost of the loan, the credit risk and a return on capital. Because the Federal Republic is a member of the OECD, loans financed with funds from the ERP Special Fund or under the CIRR scheme for the shipping industry are required to comply with OECD regulations, which provide for minimum interest rates and maximum credit periods. Margins on these loans are generally intended to cover all the risks of such loans as well as administrative costs and a return on capital. In addition, KfW IPEX-Bank charges customary banking fees for reserving and providing financing and for processing. Loans denominated in currencies other than euros are hedged through matched funding or other mechanisms.

Promotion of Developing Countries and Emerging Economies

In the Promotion of Developing Countries and Emerging Economies business sector, KfW, on behalf of the Federal Republic, provides financial assistance to developing countries and emerging economies, either through KfW Entwicklungsbank (KfW Development Bank), which promotes mainly public sector development cooperation activities, or through DEG, which promotes private sector investments in developing countries.

The following table sets forth KfW’s commitments for the Promotion of Developing Countries and Emerging Economies business sector for each of the years indicated:

PROMOTION OF DEVELOPING COUNTRIES AND EMERGING ECONOMIES COMMITMENTS

	Year ended December 31,		Year-to-Year
	2021	2020	% change

	(EUR in millions)		(in %)
KfW Entwicklungsbank	8,611	10,983	-22
DEG	1,534	1,411	9

Total commitments (1)	10,145	12,394	-18

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

KfW Entwicklungsbank (KfW Development Bank)

Under the brand name KfW Entwicklungsbank, KfW acts as the Federal Republic’s international development bank, extending loans and disbursing grants mainly to foreign public sector borrowers and recipients. In 2021, approximately 42% of these loans and grants were refinanced from federal budget funds provided to KfW. All of KfW’s international development activities are made according to instructions from the Federal Government or in the case of mandates, i.e., grants funded by governmental or supranational entities and distributed using KfW’s expertise and channels (“Mandates”), from the respective donor. Mandates and all funds from the Federal Government involved in loan commitments and grants do not, by their nature, appear on KfW’s consolidated statement of financial position.

KfW extends financial cooperation (Finanzielle Zusammenarbeit, “FZ”) loans in three ways:

•	Traditional Financial Cooperation Loans (FZ-Standardkredite), extended for the account of the Federal Republic;

•	Financial Cooperation Development Loans (FZ-Entwicklungskredite), in which KfW offers its own funds as an additional source of financing. For these loans, federal budget funds at low interest rates or grant funds are combined with funds from KfW that are refinanced in the capital markets. As of December 31, 2021, approximately 96% of outstanding commitments refinanced with KfW funds were guaranteed either by a special guarantee facility of the Federal Republic or by export credit agencies. Interest rates and related terms of Financial Cooperation Development Loans are significantly more favorable to the borrower than market terms and, therefore, meet the requirements for recognition as official development assistance (“ODA”); and

•

Financial Cooperation Promotional Loans (FZ-Förderkredite), funded solely through funds raised by KfW in the capital markets. These loans may meet the requirements for recognition as ODA as they offer more favorable terms to the borrower than market terms. As of December 31, 2021, approximately 86% of outstanding Financial Cooperation Promotional Loans were guaranteed by a special guarantee facility of the Federal Republic.

Generally, interested foreign governments submit applications for financial cooperation to the Federal Government, which then asks KfW to appraise the proposed projects. In the case of Financial Cooperation Promotional Loans, project sponsors may submit their proposals directly to KfW. KfW maintains a staff of economists, engineers and other specialists to assist in the appraisal and development of projects. KfW receives fees from the Federal Republic for loans and grants extended for the account of the Federal Government and Financial Cooperation Development Loans, calculated as a percentage of outstanding loans and grants, as far as they are financed out of the federal budget. Based on KfW’s appraisal and its recommendation, the Federal Republic decides whether it will fund a particular project. Upon a favorable decision and upon determination of the terms and conditions of financing, KfW enters into a loan or grant agreement with the recipient country or, if applicable, the individual agency responsible for the project, in which case the obligations under that agreement would then usually be fully guaranteed by the respective recipient country.

Financial cooperation loans and grants are disbursed according to the progress of the relevant project, and KfW monitors the utilization of funds to ensure compliance with the provisions of the loan or grant agreement.

The following table shows KfW Entwicklungsbank’s commitments for each of the years indicated:

KFW ENTWICKLUNGSBANK COMMITMENTS

	Year ended December 31,		Year-to-Year
	2021	2020	% change

	(EUR in millions)		(in %)
Loan commitments	4,777	6,677	-28
of which federal funds	218	218	0
of which KfW’s funds refinanced in the capital markets	4,559	6,459	-29
Grant commitments	3,408	3,835	-11
Mandates	426	471	-9

Total commitments	8,611	10,983	-22

Total commitments of KfW Entwicklungsbank decreased by 22% to EUR 8.6 billion in 2021 from EUR 11.0 billion in 2020, mainly due to the reduced contribution made to the Federal Ministry for Economic Cooperation and Development’s Emergency COVID-19 Support Program and delayed projects due to the ongoing COVID-19 pandemic. The relative share of loan commitments that were refinanced in the capital markets decreased slightly to 95% in 2021, from 97% in 2020.

In 2021, Asia accounted for 24% of KfW Entwicklungsbank’s commitments (2020: 26%); Sub-Saharan Africa accounted for 25% (2020: 19%); Middle East/North Africa accounted for 13% (2020: 29%); Europe/Caucasus accounted for 11% (2020: 10%); Latin America accounted for 18% (2020: 12%); and trans-regional commitments accounted for 10% (2020: 5%).

The following table shows KfW Entwicklungsbank’s commitments by sector for each of the years indicated and as a percentage of its total commitments:

	Year ended December 31,				Year-to-Year
	2021		2020		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Economic infrastructure	1,642	19	1,781	16	-8
Social infrastructure	4,265	50	4,842	44	-12
Financial sector	981	11	2,443	22	-60
Production sector	933	11	506	5	84
Others (1)	790	9	1,410	13	-44

Total commitments	8,611	100	10,983	100	22

(1)	Consists mainly of commitments made for multi-sector projects and emergency assistance in crisis situations.

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH

DEG, a German limited liability company, is a legally independent entity founded in 1962. DEG is based in Cologne, Germany. In 2001, KfW acquired DEG from the Federal Republic. Since then, KfW has been DEG’s sole shareholder and DEG has been fully consolidated in KfW’s consolidated financial statements. As of December 31, 2021, DEG maintained 13 representative offices in developing countries or emerging economies. In 2021, DEG employed an average of 718 persons (2020: 640). At year-end 2021, DEG’s total assets (IFRS, before consolidation) amounted to EUR 7.3 billion (2020: EUR 6.3 billion).

DEG’s activities focus on corporates, project finance, financial institutions and funds investing in Africa, Asia, Latin America, and Central and Eastern Europe. DEG promotes private enterprise structures, thus contributing to sustainable economic growth, lasting improvement in the living conditions of the local population and the global Sustainable Development Goals. To this end, DEG provides long-term financing for private enterprises investing in developing countries. In addition, DEG offers customized consultancy services, for example, in the areas of environmental management, corporate governance, resource efficiency or training and skills.

DEG conducts its activities in accordance with the principles of subsidiarity, thus in cooperation with commercial banks rather than in competition with them. It does not provide subsidized financing, but instead offers financing solely on commercial terms and conditions (apart from smaller state support programs within the framework of the support for German companies in Africa and measures within the framework of COVID Response). DEG also seeks to mobilize other partners in order to raise additional capital for its clients’ investments.

Serving public policy objectives of the Federal Government, DEG has been granted a favorable tax status under which only part of DEG’s activities are subject to CIT. DEG does not distribute profits but instead re-channels them into new investments.

DEG’s obligations do not benefit from the Guarantee of the Federal Republic or from Anstaltslast, and while DEG’s indebtedness is reflected in KfW’s consolidated statement of financial position, its debt represents obligations of DEG and not of KfW. KfW and DEG have a refinancing agreement in place, pursuant to which KfW acts as sole issuer in the capital markets and provides DEG with mid- and long-term capital market funds according to DEG’s capital needs. In addition, internal agreements have been reached concerning the respective fields of business activities, the mutual use of offices abroad, joint public relations activities and joint usage of several information technology services.

The following table shows DEG’s commitments for each of the years indicated:

DEG COMMITMENTS

	Year ended December 31,		Year-to-Year
	2021	2020	% change

	(EUR in millions)		(in %)
Loans	1,035	944	10
Equity participations	467	275	70
Mezzanine financing	32	192	-83

Total commitments	1,534	1,411	9

Financial Markets

KfW’s Financial Markets business sector comprises the group’s treasury activities, including its funding activities and its financial asset management. Furthermore, this business sector manages KfW’s asset-backed securities (“ABS”) as well as KfW’s green bond portfolio, which are all part of KfW’s promotional activities, as well as other capital markets-related activities currently consisting of privatization initiatives relating to Deutsche Telekom AG (“Deutsche Telekom”) and Deutsche Post AG (“Deutsche Post”).

Funding

KfW’s principal sources of funds are the international financial markets and public funds, with the majority of lending in its business sectors being financed from funds raised by KfW in the international financial markets. KfW Group’s consolidated balance sheet total assets at year-end 2021 were EUR 551.0 billion. EUR 506.1 billion, or 91.9% of this amount, was financed through borrowings (i.e., from financial market funds or public funds). In addition, at year-end 2021, KfW had EUR 19.1 billion in liabilities held in trust (for which the Federal Government mostly provides the funding and assumes all risks), which do not appear on KfW’s consolidated statement of financial position. In line with the focus on mid-term and long-term loans within its loan portfolio resulting from its promotional business, as of December 31, 2021, 69% of KfW’s consolidated total borrowings outstanding had remaining maturities of one year or more.

Financial-Market Funds. KfW raises short-term and long-term funds in the international financial markets through the issuance of bonds and notes (including commercial paper) and by incurring loans against debt certificates (Schuldscheindarlehen or “promissory note loans”). Long-term funding with initial maturities of more than one year (“capital-market funding”) represents the most important source of funding. Short-term borrowings with initial maturities of less than one year in the form of commercial paper (“money-market funding”) are primarily used for purposes of KfW’s liquidity management. As of December 31, 2021, the percentage of capital-market funding outstanding out of total financial-market funds outstanding was 90%.

All amounts stated in connection with KfW’s capital-market and money-market funding transactions or funding volume are, unless stated otherwise, based on net proceeds to KfW, which are calculated as principal amount less discount and underwriting commissions, if any.

Capital-Market Funding. KfW’s capital-market funding policy pursues a dual objective: to achieve the most favorable terms possible for funds raised in the capital markets; and to minimize, to the extent practicable, the effects of changes in interest rates and foreign exchange rates mainly through interest rate and currency risk hedging instruments and, to a more limited extent, by matching funding liabilities with loan assets. In order to achieve favorable terms for funds raised, KfW maintains an active presence in all major capital markets and utilizes a broad range of funding instruments in various currencies, covering a wide range of maturities.

KfW’s capital-market funding instruments comprise four categories of instruments: bonds issued under KfW’s benchmark programs (in euro or U.S. dollar, under KfW’s European medium-term note program or its SEC-registered debt shelf); bonds publicly placed outside the benchmark programs; bonds sold in “private placements,” a term KfW uses in the commercial sense to refer to sales to a specific investor or a limited number of investors; and “green bonds”, which comprise bonds from any of the first three categories, the proceeds of which are linked to investments with a clear environmental benefit financed by KfW, currently in the sectors of renewable energies and energy efficiency. In 2021, benchmark bonds accounted for a funding volume of EUR 50.4 billion, or 61%, of KfW’s total capital-market funding, while bonds placed publicly outside the benchmark programs accounted for EUR 9.9 billion, or 12%. The volume of bonds sold in private placements and of green bonds amounted to EUR 6.0 billion, or 7%, and EUR 16.2 billion, or 20%, respectively. Total capital-market funding in 2021 amounted to EUR 82.6 billion (2020: EUR 66.4 billion).

With respect to refinancing its funding requirements resulting from the KfW Special Program, KfW, as previously disclosed, has had access since July 1, 2020, to a new source of financing of up to a total amount of EUR 100 billion through the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds – “WSF”). Refinancing through the WSF in 2021 totaled EUR 3.0 billion (2020: EUR 39.0 billion).

In 2021, KfW also participated in the targeted longer-term refinancing operations (“TLTROs”) of the Eurosystem via the third series of TLTROs, known as “TLTRO III.” The conditions for TLTRO III had been eased by the Governing Council of the ECB in the course of 2020 in response to the COVID-19 pandemic in order to support the extension of credit to SMEs. KfW’s refinancing through TLTRO III in 2021 totaled EUR 1.4 billion (2020: EUR 13.4 billion).

KfW expects its volume of long-term funding to be raised in the capital markets in 2022 to be in a range of EUR 80 billion to EUR 85 billion, of which at least EUR 10 billion are expected to be green bonds.

In 2021, KfW conducted five new bond issuances as well as 12 re-openings (17 transactions in total in 2021) in an aggregate principal amount of EUR 33 billion, in each case under its euro benchmark program. Also in 2021, KfW conducted four new bond issuances in an aggregate principal amount of USD 20.0 billion under its U.S. dollar benchmark program.

KFW’S BENCHMARK BOND ISSUANCES IN 2021

	Aggregate principal amount in billions	Maturity at issuance (in years)	Interest rate in % per annum
KfW U.S. $-Benchmark I/2021	USD 5.0	5	0.625
KfW U.S. $-Benchmark II/2021	USD 5.0	3	0.250
KfW U.S. $-Benchmark III/2021	USD 5.0	2	0.250
KfW U.S. $-Benchmark IV/2021	USD 5.0	3	0.500
KfW Euro-Benchmark I/2021	EUR 5.0	10	0.000
KfW Euro-Benchmark II/2021	EUR 5.0	5	0.000
KfW Euro-Benchmark III/2021	EUR 3.0	15	0.375
KfW Euro-Benchmark IV/2021	EUR 5.0	7	0.000
KfW Euro-Benchmark V/2021	EUR 3.0	3	0.000
KfW Euro-Benchmark IV/2017 (re-opening)	EUR 1.0	7	0.125
KfW Euro-Benchmark III/2020 (re-opening)	EUR 1.0	5	0.010
KfW Euro-Benchmark IV/2020 (re-opening)	EUR 1.0	7	0.000
KfW Euro-Benchmark IV/2016 (re-opening)	EUR 1.0	7	0.000
KfW Euro-Benchmark V/2020 (re-opening)	EUR 1.0	10	0.000
KfW Euro-Benchmark I/2017 (re-opening)	EUR 1.0	7	0.125
KfW Euro-Benchmark II/2021 (re-opening)	EUR 1.0	5	0.000
KfW Euro-Benchmark I/2015 (re-opening)	EUR 1.0	10	0.625
KfW Euro-Benchmark VI/2018 (re-opening)	EUR 1.0	10	0.750
KfW Euro-Benchmark VII/2018 (re-opening)	EUR 1.0	5	0.125
KfW Euro-Benchmark V/2020 (re-opening)	EUR 1.0	10	0.000
KfW Euro-Benchmark V/2019 (re-opening)	EUR 1.0	7	0.000

In 2021, KfW’s total new capital-market funding was raised in 15 different currencies and 211 separate capital markets transactions. KfW’s core currencies are the euro and the U.S. dollar, which together accounted for 81% of KfW’s total new capital-market funding in 2021 (2020: 88%). The percentage of new funds raised in euros decreased from 64% in 2020 to 55% in 2021, making it still the most significant funding currency, whereas the percentage of new funds raised in U.S. dollars increased from 24% to 26% over the same period. The percentage of new funds raised in pounds sterling increased from 5% in 2020 to 8% in 2021, which made it KfW’s third most significant funding currency in 2021.

KFW’S TOTAL NEW CAPITAL-MARKET FUNDING VOLUME 2021 BY CURRENCIES*

	EUR in billions	In % of total
Euro (EUR)	45.6	55
U.S. dollar (USD)	21.3	26
Pound sterling (GBP)	6.9	8
Australian dollar (AUD)	2.8	3
Norwegian krone (NOK)	1.7	2
Japanese Yen (JPN)	0.4	0.5
Other currencies (1)	4.0	5

Total	82.6	100

*	Amounts in the table may not add up due to rounding differences.
(1)	CAD, CNY, HKD, HUF, MXN, NZD, PLN, SEK and ZAR.

In connection with its green bond issuances, KfW has established a Green Bond Framework published on its website that reflects international best practices and which is aligned with the 2021 edition of the “Green Bond Principles” of the International Capital Market Association (“ICMA”). Through its green bond issuances, KfW aims to broaden its investor base by addressing socially responsible investors and to enhance capital markets’ infrastructure for financing environmental projects that have the reduction of greenhouse gas emissions as their common objective. Net proceeds from the sale of its green bonds and requests for disbursements under the eligible environmental projects are tracked by KfW in an appropriate manner. KfW provides investors with information regarding the use of proceeds in terms of disbursements on a regular basis on its website. Unless otherwise indicated, information available on, or accessible through, KfW’s website is not incorporated herein by reference. In 2021, KfW conducted 22 new green bond issuances in 13 currencies as well as 15 re-openings. In total, green bonds accounted for a funding volume of EUR 16.2 billion, or 19.6%, of KfW’s total capital-market funding. One USD green bond with an aggregate principal amount of USD 3.0 billion as well as one CAD green bond with an aggregate principal amount of CAD 1.0 billion were issued as SEC-registered global bonds.

The most important sources of capital-market funding for KfW are bond and note issuances followed by promissory note loans. At year-end 2021, the amount of outstanding bonds and notes issued by KfW totaled EUR 397.6 billion, representing a EUR 13.6 billion increase from EUR 384.0 billion outstanding at year-end 2020.

Of outstanding borrowings, promissory note loans continue to be KfW’s second most important capital-market funding instrument, with a book value of EUR 40.8 billion at year-end 2021. Of this amount, EUR 39.6 billion was recognized as financial liabilities at amortized cost (of which EUR 1.2 billion as liabilities to banks and EUR 38.4 billion as liabilities to customers) and EUR 1.3 billion was recognized as financial liabilities at fair value (of which EUR 0.3 billion as liabilities to banks and EUR 1.0 billion as liabilities to customers). Promissory note loans are a special instrument of the German capital markets, under which the lending entity (generally a bank, insurance company or public pension fund) receives a certificate evidencing its loan to the borrower and the terms of such loan. Maturities on promissory note loans range from one to 30 years, thereby providing a high degree of flexibility to both the borrower and the lender. Transferable only by way of assignment, promissory note loans have only limited liquidity in the interbank secondary market.

The following table sets forth summary information concerning KfW’s outstanding bonds and notes as well as promissory note loans with an initial maturity of more than one year and issued in the capital markets.

INFORMATION ON ISSUANCES OF FUNDED DEBT OF KFW GROUP

(AS OF DECEMBER 31, 2021)

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Years of issue	Maturities	Average years to maturity (2)	Aggregate principal amount outstanding in applicable currency	Aggregate principal amount outstanding in EUR (3)
AUD	14	FIXED	3.67	2012-2021	2022-2028	2.15	16,024,999,999.97	10,262,568,043.53
CAD	6	FIXED	2.86	2005-2021	2022-2037	3.20	3,457,1999,999.99	2,402,000,972.69
CHF	2	FIXED	2.55	2005-2007	2025-2037	5.85	1,304,999,999.99	1,263,188,461.90
CNY	12	FIXED	2.58	2019-2021	2022-2026	1.65	7,648,000,000.13	1,063,004,711.82
DEM	1	FIXED	7.00	1993	2023	1.25	105,985,000.00	54,189,270.03
EUR	297	FIXED	0.40	1999-2021	2022-2051	4.69	281,083,491,510.42	281,083,491,510.42
EUR	21	FLOATING	1.14	2003-2019	2022-2052	2.73	2,908,812,262.33	2,908,812,262.33
GBP	20	FIXED	2.05	2000-2021	2022-2037	3.90	22,426,803,000.06	26,689,678,440.59
GBP	1	FLOATING	1.05	2021	2024	2.45	500,000,000.00	595,039,748.66
HKD	6	FIXED	0.43	2020-2021	2022-2024	1.11	1,599,999,999.99	181,132,758.99
HUF	2	FIXED	1.44	2020-2021	2022-2023	1.30	7,750,000,000.34	20,991,901.19
JPY	10	FIXED	2.31	2002-2021	2022-2038	7.35	146,943,000,000.10	1,127,036,355.27
JPY	209	FLOATING	1.87	2002-2021	2022-2049	12.18	148,315,999,988.24	1,137,567,111.43
MXN	3	FIXED	6.26	2017-2021	2022-2025	2.01	3,249,999,999.98	140,426,377.69
NOK	14	FIXED	1.81	2002-2021	2022-2036	2.30	40,349,999,999.91	4,039,524,267.17
NOK	2	FLOATING	2.24	2019	2022	0.15	5,499,999,999.96	550,616,690.69
NZD	3	FIXED	2.80	2018-2021	2023-2028	2.36	840,000,000.01	506,665,058.21
PLN	5	FIXED	1.55	2006-2021	2022-2025	1.90	1,546,764,122.16	336,479,828.18
SEK	11	FIXED	0.85	2011-2021	2022-2031	2.35	30,900,000,000.11	3,014,545,915.74
TRY	2	FIXED	12.52	2020	2023	1.18	201,999,999.94	13,260,248.79
USD	56	FIXED	1.70	2002-2021	2022-2046	2.83	102,617,274,115.07	90,603,279,282.24
USD	1	FLOATING	1.05	2021	2024	2.12	1,500,000,000.00	1,324,386,367.65
ZAR	20	FIXED	6.80	2017-2021	2022-2031	4.17	8,435,000,000.05	466,989,619.38
Total	718					4.13		429,784,875,204.59

(1)

Interest rate of floating rate note means the applicable interest rate as of December 31, 2021. For floating rate notes with interest rates that are fixed in arrears, the latest fixed interest rate was used. Zero coupon bonds are included in the calculation with their average effective interest rates.

(2)	Averages have been calculated on a capital-weighted basis taking into account the aggregate principal amount outstanding in euro.

(3)	Conversion into euro at the spot rate using the ECB reference rates on December 31, 2021.

Money-Market Funding. KfW issues commercial paper under two commercial paper programs: the EUR 70 billion multicurrency commercial paper program and the USD 30 billion commercial paper program. The program volume of the USD commercial paper program was increased from USD 20 billion to USD 30 billion as of March 17, 2022. As of December 31, 2021, KfW Group’s commercial paper outstanding totaled EUR 50.0 billion (December 31, 2020: EUR 41.3billion).

Public Funds. As of December 31, 2021, the proportion of public funds in KfW Group’s borrowings was 8%. The most important source of public funds for KfW is the budget of the Federal Republic. Total long-term and short-term borrowings from funds provided by the federal budget (excluding loans on a trust basis) amounted to EUR 39.9 billion as of December 31, 2021 (December 31, 2020: EUR 43.3 billion). KfW Group’s long-term and short-term borrowings from the ERP Special Fund amounted to EUR 138 million as of December 31, 2021 (December 31, 2020: EUR 216 million). Public funds are made available to KfW Group for use in special categories of KfW’s domestic activities and certain export and project finance transactions with developing countries.

Public funds are particularly important in the area of financial cooperation, where KfW Entwicklungsbank extends loans and disburses grants to foreign public sector borrowers and recipients in developing countries and emerging economies. Federal budget funds constituted approximately 42% of the sources of funding for KfW Entwicklungsbank’s commitments in 2021. Funds from the Federal Government involved in loan commitments and grants of KfW Entwicklungsbank do not, by their nature, appear on KfW’s consolidated statement of financial position. For more information see “Business—Promotion of Developing Countries and Emerging Economies—KfW Entwicklungsbank (KfW Development Bank).”

Derivatives

KfW generally enters into derivatives transactions for hedging purposes in connection with its financing and funding activities. Accordingly, a substantial majority of its derivatives are interest- or currency-related derivatives. KfW Group does not enter into derivatives for trading purposes and does not facilitate the purchase of derivatives on behalf of any entities outside the group through brokerage or similar agency activities.

The following tables provide detailed information on the group’s derivatives exposures:

KFW GROUP’S DERIVATIVES EXPOSURE*

	Notional value		Fair value		Fair value
	As of December 31,		As of December 31, 2021		As of December 31, 2020
	2021	2020	Positive	Negative	Positive	Negative

	(EUR in millions)		(EUR in millions)		(EUR in millions)
Interest-related derivatives	584,335	540,913	6,111	4,040	10,126	5,584
Currency-related derivatives (1)	165,569	156,986	7,727	2,311	3,180	8,047
Credit derivatives as protection buyer	0	0	0	0	0	0
Miscellaneous	0	0	0	0	0	0

Total derivatives (2) (3)	749,904	697,898	13,838	6,351	13,306	13,631
Embedded derivatives accounted for separately	—	—	21	12	11	20

Total balance sheet items “derivatives designated for hedge accounting” and “financial assets/liabilities at FV - other derivatives”	749,904	697,898	13,859	6,363	13,317	13,651

*	Amounts in the table may not add up due to rounding differences.

(1)	Includes cross-currency swaps.

(2)

Includes derivative financial instruments which are offered by KfW’s wholly-owned subsidiary KfW IPEX-Bank to its customers as hedging instruments in connection with, and related to, financing in the context of its export and project financing activities. In order to hedge the risk arising from these derivative transactions, KfW IPEX-Bank enters into hedging transactions with KfW. In the context of centralizing and aggregating market-facing hedging activities within the group at the parent level, KfW, in turn, hedges itself with corresponding offsetting transactions in the market to the extent necessary. These risk-mitigating hedging transactions entered into by KfW are also disclosed.

(3)	Includes derivative contracts in closed risk positions entered into pursuant to special mandates by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law.

	As of December 31,
	2021	2020

	(EUR in millions)
Total positive fair value before netting	13,838	13,306
Total positive fair value after netting (1)	8,733	4,960
Collateral received	7,882	3,419
of which cash collateral	7,882	3,419

Total positive fair value after netting and collaterals	851	1,541

(1)

Presents the effects of netting agreements that do not fulfill the offsetting criteria under IFRS. Due to the strict criteria for offsetting financial instruments under IAS 32, KfW Group’s consolidated statement of financial position does not reflect any netting effects with respect to its derivatives.

KfW Group’s derivatives activities are reflected in its consolidated statement of financial position in the line items “financial assets – Fair Value”, “financial liabilities – Fair Value” and “derivatives designated for hedge accounting.” For additional information on KfW Group’s derivatives exposure, see notes 8, 37, 39, 47,

49, 56, 57 and 58 to the financial statements included in Exhibit (e) to this annual report. For more information on interest and currency risks related to derivatives as well as counterparty default risks, see “Combined management report—Risk report—Types of risk—Counterparty default risk” and “—Market price risk,” respectively, included in Exhibit (e) to this annual report.

Asset Management

As of December 31, 2021, KfW Group held securities and investments in an amount of EUR 39.9 billion (December 31, 2020: EUR 38.9 billion). See “Combined management report—Economic report—Development of net assets” included in Exhibit (e) to this annual report for more information concerning securities and investments. EUR 32.0 billion, or 80%, of all securities and investments were held in the form of fixed-income securities for liquidity purposes in KfW’s liquidity portfolio. The remaining securities and investments were securities held as a surrogate for loans or as equity investments in the context of KfW Group’s promotional business (e.g., KfW’s ABS portfolio or DEG’s direct investments). Equity participations held directly or indirectly by KfW made up only a very limited amount of KfW Group’s securities and investments.

Liquidity Portfolio. KfW pursues a conservative liquidity management strategy. For this purpose, KfW holds financial assets in its liquidity portfolio in an amount of EUR 32.0 billion as of December 31, 2021 (December 31, 2020: EUR 31.3 billion). The bulk of securities held in this portfolio is denominated in euro. KfW purchases medium-term securities issued by banks, primarily covered bonds (Pfandbriefe), bonds of public sector issuers and supranational institutions or agencies as well as ABS. Since the beginning of 2020, the portfolio includes ABCP investments. The bulk of euro-denominated bonds included in KfW’s liquidity portfolio is eligible as collateral with the ECB and enables KfW to enter into repurchase agreements in refinancing operations within the European System of Central Banks via the Deutsche Bundesbank. For financial reporting purposes, securities denominated in U.S. dollar or GBP were converted into euro at the currency exchange rate as of December 31, 2021. In addition to these securities, as of December 31, 2021, KfW held money-market assets (overnight and term loans as well as reverse repurchase transactions) for liquidity management purposes in an amount of EUR 5.5 billion (December 31, 2020: EUR 3.5 billion).

As a signatory to the United Nations-supported “Principles for Responsible Investment” (PRI), KfW is committed to managing its liquidity portfolio in a sustainable manner. For KfW, this means integrating environmental, social and governance (“ESG”) criteria in its investment approach. In 2021, the integration of ESG criteria was based on a best-in-class approach that stipulated that for its liquidity portfolio, based on sustainability ratings from an external provider, KfW would only invest in bonds of issuers whose sustainability rating was among the best 50% of the respective sector. Sovereign bonds are eligible for such investments, provided that the relevant issuing country has reached “prime” status with regard to its sustainability rating. In addition, KfW uses exclusion criteria for its liquidity portfolio that are based on the International Finance Corporation exclusion list and the exclusion list of KfW Group. KfW also engages in regular dialogues with issuers on sustainability matters.

ABS Portfolio. As of December 31, 2021, the promotional ABS portfolio volume amounted to EUR 364 million (December 31, 2020: EUR 770 million). KfW’s capital markets-based promotional activities for SMEs ended as of December 31, 2019. The remaining outstanding portfolio volume will decrease gradually with amortizations.

Green Bond Portfolio. Under its green bond portfolio, KfW seeks to support climate and environmental protection by investing in green bonds of public sector issuers, supranational institutions and agencies, and banks as well as in green covered bonds and ABS. All of KfW’s green bond investments are aligned with the ICMA “Green Bond Principles.” In 2021, KfW provided EUR 527 million (2020: EUR 400 million) as part of its promotional activities for financing climate and environmental protection measures by investing in green bonds. As of December 31, 2021, the volume of the portfolio amounted to EUR 2.2 billion. KfW’s green bond portfolio was launched in 2015 under a mandate of the German Federal Ministry for the Environment, Nature Conservation and Nuclear Safety (now named Federal Ministry for the Environment, Nature Conservation, Nuclear Safety and Consumer Protection) and the portfolio’s targeted volume was EUR 2.0 billion. This former target volume of the green bond portfolio was reached in February 2021. Going forward, KfW will continue to invest in green bonds and plans to maintain the portfolio volume in a range of EUR 2.0 to EUR 2.5 billion. The mandate of the Federal Ministry for the Environment, Nature Conservation, Nuclear Safety and Consumer Protection was extended accordingly.

Privatization Initiatives

The Federal Government mandated KfW to take measures with respect to the privatization of Deutsche Telekom and Deutsche Post. Pursuant to a special mandate by the Federal Government and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), KfW has acquired and sold shares of both Deutsche Telekom and Deutsche Post in various transactions since 1997. In furtherance of the privatization initiatives of the Federal Government, KfW sold those shares through German and international public offerings, private placements, block trades, exchangeable bonds and other transactions. Pursuant to an arms-length agreement with the Federal Government, KfW is protected against the market risk of these transactions. The agreement provides that KfW will receive a percentage of any market value increase in the shares acquired and sold, plus a fee for its services.

At year-end 2021, KfW’s total ownership interest in Deutsche Telekom remained unchanged compared to year-end 2020 with approximately 829.2 million ordinary shares. This represented a stake of approximately 16.6% in Deutsche Telekom (December 31, 2020: 17.4%). To KfW’s knowledge, the stake of the Federal Republic amounted to approximately 13.8% as of December 31, 2021.

At year-end 2021, KfW’s total ownership interest in Deutsche Post remained unchanged compared to year-end 2020 with approximately 253.9 million ordinary shares. This represented a stake of approximately 20.5% in Deutsche Post (December 31, 2020: 20.5%). To KfW’s knowledge, the Federal Republic does not directly hold any shares in Deutsche Post.

Given the agreement with the Federal Government described above, KfW’s holdings in shares of Deutsche Post and Deutsche Telekom are presented on KfW’s consolidated statement of financial position as Financial Assets at Fair Value, which are classified as “Loans and advances to customers – FVM.”

The Federal Government may sell further stakes in Deutsche Telekom to KfW in the future. KfW expects its holdings in Deutsche Telekom and Deutsche Post shares to be reduced in the medium term.

Loan Facility to Greece Mandated by the Federal Government

KfW supports the Federal Republic in conducting EU-wide financial support measures for Greece. In 2010, the Federal Government mandated KfW in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to participate in a loan facility to Greece on behalf of the Federal Republic. All risks resulting from this loan facility are covered by a guarantee of the Federal Republic. As of December 31, 2021, the total amount outstanding of this loan to Greece amounted to EUR 14.4 billion (December 31, 2020: EUR 15.0 billion).

Strategic Shareholdings

KfW’s most important strategic shareholdings are DEG (100%) and KfW Capital (100%), which are both directly held by KfW, and KfW IPEX-Bank GmbH (100%), which is held indirectly via KfW Beteiligungsholding GmbH. The stakes in Finanzierungs- und Beratungsgesellschaft mbH (100%), tbg Technologie-Beteiligungs-Gesellschaft mbH (100%), Deutsche Energieagentur GmbH (26%), Berliner Energieagentur GmbH (25%), CureVac N.V. (16%) and HENSOLDT AG (25.1%) are held directly by KfW. KfW’s shareholding in Airbus SE (9.19%) is held indirectly via various entities. KfW’s shareholding in Eurogrid GmbH (20%) is held indirectly via a subsidiary of KfW. In addition, KfW directly holds stakes in True Sale International GmbH (7.7%) and the European Investment Fund (2.3%).

KfW’s investments in Airbus SE, Eurogrid GmbH, CureVac N.V. and HENSOLDT AG, as well as its investments in Deutsche Telekom and Deutsche Post (see “Business—Financial Markets—Privatization Initiatives”), were made pursuant to a special mandate of the Federal Government in accordance with article 2 paragraph 4 of the KfW Law, which authorizes the Federal Government to direct KfW to take measures in connection with matters in which the Federal Republic has an interest (Zuweisungsgeschäft). These investments were made at the Federal Republic’s economic risk and the opportunities and risks of these investments lie with the Federal Republic.

Airbus SE

In 2007, KfW, together with 14 other investors, agreed to jointly acquire from DaimlerChrysler group (now Daimler group) a stake of, at that time, 7.5% in European Aeronautic Defence and Space Company N.V. (“EADS”), the economic interest of which was held through the special purpose vehicle Dedalus GmbH & Co. KGaA (“Dedalus”). In connection with a further reduction by the Daimler group of its stake in EADS in December 2012, the Federal Government, which regards the ownership structure of EADS as a matter of strategic national interest, agreed on a revised government shareholding agreement with EADS, France and Spain, which allows the Federal Government to directly or indirectly own an equity stake of up to 12% in EADS. In this context, the Federal Government mandated KfW to directly or indirectly acquire and hold an equity stake of up to 12% in EADS on behalf of the Federal Republic.

At the beginning of April 2013, France, Germany and Spain entered into a supplemental shareholders’ agreement, which provided for the dissolution of the Dedalus consortium and for KfW and the remaining investors to hold their respective equity stakes in EADS directly and indirectly through Gesellschaft zur Beteiligungsverwaltung GZBV mbH & Co. KG (“GZBV”). At the end of 2013, GZBV increased its equity stake in EADS by buying approximately 1.87 million shares. In 2015, EADS transformed its legal form into a European company (Societas Europaea) and changed its legal name to Airbus Group SE. In April 2017, following approval by the annual general meeting, the legal name was changed into Airbus SE. As of December 31, 2021, KfW held, through GZBV, an equity stake of approximately 9.19% in Airbus SE. Together with the other investors’ interests in GZBV, GZBV held a total equity stake of 10.90% in Airbus SE.

Eurogrid International CVBA/SCRL and Eurogrid GmbH

In July 2018, the Federal Government mandated KfW pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), to acquire a 20% shareholding in Eurogrid International CVBA/SCRL (“Eurogrid International”). The transaction closed in August 2018. Under the mandate, all economic risks resulting from KfW’s investment are covered by a guarantee of the Federal Republic. At the time of the acquisition, Eurogrid International indirectly held all shares in the German transmission systems operator 50Hertz Transmission GmbH via its wholly-owned subsidiary Eurogrid GmbH.

In June 2019, KfW swapped its 20% equity stake in Eurogrid International for a 20% equity stake in Eurogrid GmbH in accordance with its mandate by the Federal Government. This share swap was executed to simplify the holding structure. KfW’s stake in Eurogrid GmbH is now held via Selent Netzbetreiber GmbH, a wholly-owned subsidiary of KfW. The German transmission system operator 50Hertz Transmission GmbH is a wholly-owned subsidiary of Eurogrid GmbH, incorporated in Berlin, Germany.

CureVac N.V.

In June 2020, the Federal Government mandated KfW pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to make an investment of approximately EUR 300 million through the acquisition of a stake in biopharmaceutical company CureVac AG (“CureVac”). CureVac is a German stock corporation under German law with its registered seat in Tübingen, Germany, which focuses on the research and development of medicines based on messenger ribonucleic acids (mRNA). The investment occurred at the end of July 2020. In August 2020, CureVac B.V., a private company with limited liability under Dutch law, offered and sold in an underwritten initial public offering (the “CureVac IPO”) new common shares, which were listed on the Nasdaq Global Market. In connection with the consummation of the CureVac IPO, all shares of CureVac AG were contributed into CureVac B.V. in exchange for shares of CureVac B.V., and CureVac B.V. was converted to a public company under Dutch law and accordingly renamed CureVac N.V. As a consequence, KfW’s investment is in shares of CureVac N.V. Under the mandate, KfW is fully covered by the Federal Republic against any economic risks resulting from its investment.

HENSOLDT AG

In March 2021, the Federal Government mandated KfW pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to acquire 25.1% of the outstanding shares in HENSOLDT AG (“Hensoldt”). Hensoldt is a stock corporation under German law with its registered seat in Taufkirchen, Germany, which focuses on electronic sensor solutions and optronics. The acquisition was completed in

May 2021. Under the mandate, KfW is fully covered by the Federal Republic of Germany against any economic risks resulting from its investment in Hensoldt.

CAPITALIZATION

CAPITALIZATION OF KFW GROUP AS OF DECEMBER 31, 2021

(EUR in millions)
Borrowings
Short-term funds	51,588
Bonds and other fixed-income securities	397,617
Other borrowings (1)	56,854

Total borrowings	506,059

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	22,026
Fund for general banking risks	200
Revaluation reserve	-957

Total equity	34,207

Total capitalization	540,266

(1)	Includes long-term and short-term borrowings from the ERP Special Fund of EUR 138 million.

(2)

KfW’s equity capital, 80% of which is held by the Federal Republic and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2021, of which EUR 3,300 million has been paid in pro rata by the Federal Republic and the Länder.

MANAGEMENT AND EMPLOYEES

The bodies of KfW are the Executive Board (Vorstand) and the Board of Supervisory Directors (Verwaltungsrat).

Executive Board

The Executive Board is responsible for the day-to-day conduct of KfW’s business and the administration of its assets. Typically, members of the Executive Board are initially appointed for a maximum of three years by the Board of Supervisory Directors. After the first term each member may be repeatedly reappointed for, or his or her term of office may be repeatedly extended by, up to five years by the Board of Supervisory Directors. Each member of the Executive Board is responsible for certain aspects of KfW’s activities but shares the responsibility for actions taken by the Executive Board.

The following biographical information on the current members of the Executive Board includes their ages as of April 8, 2022, the year in which they were appointed, their terms of office, their current positions and their areas of responsibility.

For information on the remuneration of the Executive Board, see note 68 to the financial statements included in Exhibit (e) to this annual report.

Stefan Wintels

Age: 55

Stefan Wintels joined KfW’s Executive Board as Co-CEO in October 2021 and became the sole CEO in November 2021. He is in charge of the General Secretariat, Internal Auditing, Financial Markets, Group Development and Economics, Legal Affairs, Domestic Promotional Business, Sales Digital Development, New Business Credit Service as well as KfW Capital. Mr. Wintels was appointed until September 2025.

Prior to joining KfW, Mr. Wintels worked at Citigroup for 20 years from 2001 to 2021 in various leadership roles. Most recently, he was the Global Co-Head Financial Institutions Group and a member of the Global BCMA Executive Committee. Before that, he was Vice Chairman of Citigroup in Germany, Citi’s Chief Country Officer for Germany as well as Chief Executive Officer of Citigroup Global Markets Europe AG until March 2020.

Stefan Wintels began his professional career in 1994 at Deutsche Bank AG and left in 2001 as Managing Director at Deutsche Bank’s Corporate Development / Group Strategy Department.

He received a Master’s degree in Business Administration from the Technische Universität Berlin and participated in the 2nd year of a two year MBA program at the University of Illinois, Urbana-Champaign.

Stefan Wintels also chairs the supervisory board of KfW Capital, Frankfurt am Main, Germany.

Melanie Kehr

Age: 47

Melanie Kehr became a member of KfW’s Executive Board in March 2019. She is in charge of Information Technology, Central Services and Transaction Management. Ms. Kehr joined KfW as General Manager in September 2018. Ms. Kehr was appointed until August 2022.

Ms. Kehr studied Business Administration at the University of Bielefeld, Germany, and also holds a Master’s degree in Economics from Purdue University, Indiana, USA. In 1999, she started her professional career at the consulting firm Andersen Consulting Unternehmensberatung GmbH (renamed Accenture in 2001) where she became Managing Director for Industry Financial Services in 2012. In 2014, she was appointed Group Chief Information Officer of Bayerische Landesbank, Munich, Germany, and served in this position until July 2018.

Ms. Kehr is also a member of the supervisory board of Deka Bank Deutsche Girozentrale, Frankfurt am Main, Germany.

Christiane Laibach

Age: 60

Christiane Laibach joined KfW’s Executive Board in June 2021. She leads the international financing activities consisting of KfW Development Bank and the two affiliates KfW IPEX GmbH and KfW DEG mbh. Ms. Laibach was appointed until May 2025.

Prior to joining KfW’s Executive Board she was member of DEG’s Management Board for six years, the last year as CEO. From 2008 to 2015 she was part of KfW IPEX Bank’s Management Board, including Chief Risk and Financial Officer. She has been holding leadership positions at KfW Group for 25 years after having joined in 1990, including as global head of aviation for seven years.

Ms. Laibach holds a Master’s degree in Economics from University of Mainz, Germany, and completed the Executive Management Program at Wharton Business School, Philadelphia, USA.

Ms. Laibach also chairs the supervisory board of KfW IPEX GmbH.

Bernd Loewen

Age: 56

Bernd Loewen joined KfW as a member of KfW’s Executive Board in July 2009. He is in charge of Finance, Human Resources, Portfolio Credit Service as well as Organization and Consulting. Mr. Loewen acts as Chief Financial Officer of KfW after initially running both the risk and finance departments at KfW up to the separation of the CRO and CFO functions as of January 1, 2016. Mr. Loewen was appointed until June 2024.

After graduating with a Business Administration degree from the University of Muenster, Germany, he started his professional career at an auditing firm and completed the tax consultant exam. Subsequently, Mr. Loewen joined the Corporate Development department at COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, before moving on to Equity Derivatives Trading. From 2002 onwards, Bernd Loewen worked as Co-Managing Director at Commerz Capital Markets Corporation, a subsidiary of COMMERZBANK Aktiengesellschaft, in New York, USA. In 2005, he was appointed Member of the Management Board of mBank (formerly BRE Bank SA), a Polish subsidiary of COMMERZBANK Aktiengesellschaft and relocated from New York to Warsaw, Poland.

Mr. Loewen is also a member of the supervisory boards of The Currency Exchange Fund (TCX), Amsterdam, Netherlands and of DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany.

Dr Stefan Peiß

Age: 52

Dr Stefan Peiß became a member of KfW’s Executive Board in January 2016. He is in charge of Credit Risk Management, Risk Controlling and Compliance, and he acts as Chief Risk Officer of KfW. Dr Peiß was appointed until December 2024.

Dr Peiß studied business administration at the Ludwig-Maximilians-Universität in Munich, Germany, where he also obtained a doctorate in political science (Dr. oec. publ.) from the university’s Institute for Risk Management and Insurance. In 1995, he started his career in the Real Estate Department of Bayerische Landesbank, Germany. He then transferred to the Risk Management Department, where he held management positions as Head of Team (client portfolio and strategic controlling) and Head of Department (portfolio controlling and controlling systematics, risk controlling trading activities). In 2007, Dr Peiß became Head of the Risk Operations Division, and in 2008, he was promoted to Head of Group Risk Control Division. Dr Peiß joined KfW in 2009 as Senior Vice President and Head of Risk Management and Controlling.

Dr Peiß is a member of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany and of KfW Capital, Frankfurt am Main, Germany.

Board of Supervisory Directors

The Board of Supervisory Directors generally has 37 members and consists of the Federal Minister of Finance; the Federal Minister for Economic Affairs and Climate Action; the Federal Minister for Foreign Affairs; the Federal Minister of Food and Agriculture; the Federal Minister of Transport and Digital Infrastructure; the Federal Minister for Economic Cooperation and Development; the Federal Minister for the Environment, Nature Conservation, Nuclear Safety and Consumer Protection; seven members appointed by the Bundesrat; seven members appointed by the Bundestag; five representatives of commercial banks; two industry representatives; one representative each of the local municipalities, agricultural, skilled crafts, trade and housing sectors; and four representatives of the trade unions. The representatives of the commercial banks, industry, the local municipalities, agricultural, skilled crafts, trade and housing sectors, and the trade unions are appointed by the Federal Government after consultation with their constituencies.

The Federal Minister of Finance and the Federal Minister for Economic Affairs and Climate Action serve as Chairman and Deputy Chairman of the Board of Supervisory Directors on a year-by-year rotating basis, with the latter chairing for the year 2022. The term of office of all Federal Ministers on KfW’s Board of Supervisory Directors corresponds to their term of office as Federal Minister of such Federal Ministry, while the other members of the Board of Supervisory Directors are personally appointed for a term of three years.

The Board of Supervisory Directors supervises the overall conduct of KfW’s business and the administration of its assets. It may give the Executive Board general directives. In particular, the Board of Supervisory Directors (via its Risk and Credit Committee) generally must approve, inter alia, loans to members of management bodies (Organkredite), short-term financing, loan commitments to a single borrower exceeding EUR 50 million for non-investment grade or unrated borrowers, certain unsecured loans and loan commitments exceeding EUR 100 million to investment grade borrowers. The Board of Supervisory Directors may reserve the right to approve other transactions or types of transactions. However, it is not authorized to represent KfW or to commit funds on KfW’s behalf.

KfW’s Board of Supervisory Directors’ committee structure comprises a Presidial and Nomination Committee (Präsidial- und Nominierungsausschuss), a Remuneration Committee (Vergütungskontrollausschuss), a Risk and Credit Committee (Risiko- und Kreditausschuss) and an Audit Committee (Prüfungsausschuss). The Presidial and Nomination Committee is responsible for dealing with legal and administrative matters as well as fundamental business and corporate policy issues. It may make decisions on the Board of Supervisory Directors’ behalf in urgent matters (Eilentscheidung). Additionally, it regularly assesses the Executive Board and the Board of Supervisory Directors, provides recommendations for suitable candidates to the Executive Board and may assist the responsible federal agencies in appointing members to the Board of Supervisory Directors. The Remuneration Committee is responsible for dealing with the systems of remuneration for the Executive Board and KfW employees and their consequences for KfW’s risk, capital and liquidity management and advises the Presidial and Nomination Committee with respect to the remuneration paid to the members of the Executive Board. The Risk and Credit Committee advises the Board of Supervisory Directors regarding, in particular, the current and future overall risk tolerance and strategy of KfW. It is responsible for approving loans and equity investments at the operational level that exceed certain thresholds as set forth in KfW’s Bylaws, as well as for authorizing the issuance of debt securities, borrowings in foreign currencies and swap transactions. The Audit Committee monitors in particular the accounting process and the effectiveness of the risk management system, especially the internal control system and the internal audit system. It monitors the performance of the audits of the annual financial statements and the timely correction of any errors identified by the auditor. Furthermore, the Audit Committee provides recommendations to the Board of Supervisory Directors regarding the approval of the annual unconsolidated financial statements and the adoption of the annual consolidated financial statements. The Presidial and Nomination Committee and the Remuneration Committee will, as a general rule, be chaired by the Chairperson of the Board of Supervisory Directors. The Risk and Credit Committee and the Audit Committee, as a general rule, will be chaired by a representative of the banking sector.

As of April 8, 2022, the members of the Board of Supervisory Directors were:

Name	Position
Annalena Baerbock	Federal Minister for Foreign Affairs

Dr. Danyal Bayaz	Minister of Finance of the State of Baden-Wuerttemberg; appointed by the Bundesrat

Katharina Beck	Member of Parliament; appointed by the Bundestag

Dr André Berghegger Volker Bouffier	Member of Parliament; appointed by the Bundestag Minister President of the State of Hesse; appointed by the Bundesrat

Dr Andreas Dressel	Senator for finance in the city state of Hamburg; appointed by the Bundesrat

Ingeborg Esser	Managing Director of the Federal Association of German Housing and Real Estate Companies (GdW); representative of the housing sector

Robert Feiger	Chair of the German Trade Union Construction-Agriculture-Environment (IG Bau); representative of the trade unions

Albert Füracker	State Minister at the Bavarian State Ministry of Finance and for Regional Identity; appointed by the Bundesrat

Dr Robert Habeck	Federal Minister for Economic Affairs and Climate Action; Chair in 2022

Dr Louis Hagen	CEO of Muenchener Hypothekenbank eG; representative of the mortgage banks

Prof Dr Hans-Günter Henneke	Managing Member of the Executive Committee of the Federation of German Districts (DLT), Representative of the municipalitie

Reinhold Hilbers	Minister of Finance of the State of Lower Saxony; appointed by the Bundesrat

Reiner Hoffmann	Chair of the Confederation of German Trade Unions (DGB); representative of the trade unions

Dr Bruno Hollnagel	Member of Parliament; appointed by the Bundestag

Verena Hubertz	Member of Parliament; appointed by the Bundestag

Dr Dirk Jandura	President of the Federation of German Wholesale, Foreign Trade and Services (BGA); representative of the wholesale and foreign trade sector

Alois Karl	Member of Parliament (retired); appointed by the Bundestag

Andrea Kocsis	Deputy Chair of ver.di - United Services Trade Union; representative of the trade unions

Stefan Körzell	Member of the Executive Board of the Confederation of German Trade Unions (DGB); representative of the trade unions

Dr Joachim Lang	CEO and Director General of the Federation of German Industries (BDI); representative of the industry

Steffi Lemke	Federal Minister for the Environment, Nature Conservation, Nuclear Safety and Consumer Protection

Christian Lindner	Federal Minister of Finance; Deputy Chair in 2022

Rainer Neske	Chair of the Board of Managing Directors of Landesbank Baden-Wuerttemberg, representative of credit institutions prominent in the field of industrial credit

Cem Özdemir	Federal Minister of Food and Agriculture

Dr Hans-Walter Peters	President of the Federal Association of German Banks (BdB); representative of the commercial banks

Daniel Quinten	Member of the Board of Managing Directors of the National Association of German Cooperative Banks (BVR); representative of the cooperative banks

Achim Post	Member of Parliament; appointed by the Bundestag

Michael Richter	Minister of Finance of the State of Saxony-Anhalt; appointed by the Bundesrat

Joachim Rukwied	President of the German Farmers’ Association (DBV); representative of the agricultural sector

Frank Schäffler	Member of Parliament; appointed by the Bundestag

Helmut Schleweis	President of the German Savings Banks Association (DSGV); representative of the savings banks

Svenja Schulze	Federal Minister for Economic Cooperation and Development

Holger Schwannecke	Secretary General of the German Confederation of Skilled Crafts and Small Business (ZDH); representative of the skilled crafts sector

Dietmar Strehl	Senator for finance in the city state of Bremen; appointed by the Bundesrat

Dr Martin Wansleben	Chief Executive of the Association of German Chambers of Commerce and Industry (DIHK); representative of the industry

Dr Volker Wissing	Federal Minister for Digital and Transport

For information concerning the remuneration of the Board of Supervisory Directors, see note 68 to the financial statements included in Exhibit (e) to this annual report.

Employees

In 2021, KfW Group employed an average of 7,734 persons (excluding members of the Executive Board and trainees, but including temporary personnel and local personnel in KfW’s representative offices) (2020: 7,382 persons). Approximately 31.8% of KfW’s staff (excluding local personnel in KfW’s representative offices) is covered by collective bargaining agreements. KfW provides employee benefits such as pensions to its employees.

Of KfW Group’s staff, approximately 20% is engaged in KfW’s domestic business activities, 28% in Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank and DEG), 11% in Export and Project Finance (KfW IPEX-Bank), and the remaining balance in KfW’s accounting, disbursements, collateral, funding and lending support departments and in general administrative and staff functions.

KfW Group has defined employee relations as one of its key sustainability action areas and attaches great importance to treating its employees with respect and appreciation. Because KfW recognizes that its success is based on its skilled and motivated staff, employer attractiveness, including by achieving top positions in the main employer rankings, has been defined as one of the key targets within KfW Group’s strategic objectives. KfW believes that a fair remuneration system, group-wide diversity and equal opportunities for the professional development of all employees, irrespective of gender, origin, ethnicity, religion, disability, age, sexual identity or social background, provide a solid basis for achieving this target. KfW emphasizes the importance of achieving target quotas for women in leadership positions and a good work-life balance. As a future-oriented organization, KfW offers a variety of part-time work and mobile work options as well as professional development and training opportunities and supports responsible health management.

For more information concerning KfW Group’s employees, see note 67 to the financial statements included in Exhibit (e) to this annual report.

EXHIBITS

Exhibit	Description

(e)	KfW Financial Information 2021

(f)	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ STEFAN WINTELS
	Name:	Stefan Wintels
	Title:	Chief Executive Officer

By:	/s/ BERND LOEWEN
	Name:	Bernd Loewen
	Title:	Member of the Executive Board

Date: April 8, 2022